                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                     Malibu Entertainment Worldwide, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                        Common Stock, without par value
                        (Title of Class of Securities)
--------------------------------------------------------------------------------


                                   561182106
                               -----------------
                                (CUSIP Number)

                            Dechert Price & Rhoads
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                            Philadelphia, PA 19103
                          Attention:  Peter D. Cripps
                                (215) 994-2758
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 30, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 561182106                                      PAGE 2 OF 14 PAGES
          ---------                                           -    --
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Partnership Acquisition Trust V
      51-6506881
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      oo
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            6,000,000 shares of common stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             6,000,000 shares of common stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,000,000 shares of common stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 11.4% of common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 561182106                                      PAGE 3 OF 14 PAGES
          ---------                                           -    --
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nomura Asset Capital Corporation
      13-3648580
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      oo
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            6,000,000 shares of common stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             6,000,000 shares of common stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11 Partnership Acquisition Trust V beneficially and directly owns the 6,000,000 shares of common stock referred to herein. Nomura Asset Capital Corporation is the sole beneficiary of Partnership Acquisition Trust V. Nomura Asset Capital Corporation is the sole member of The Capital Company of America LLC. Nomura Asset Capital Corporation has granted The Capital Company of America LLC a power of attorney to act on behalf of Nomura Asset Capital Corporation with respect to the securities described in this
      Schedule 13D.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 11.4% of common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 561182106                                      PAGE 4 OF 14 PAGES
          ---------                                           -    --
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Capital Company of America LLC
      13-3648580
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      oo
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            6,000,000 shares of common stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             6,000,000 shares of common stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11 Partnership Acquisition Trust V beneficially and directly owns the 6,000,000 shares of common stock referred to herein. Nomura Asset Capital Corporation is the sole beneficiary of Partnership Acquisition Trust V. Nomura Asset Capital Corporation is the sole member of The Capital Company of America LLC. Nomura Asset Capital Corporation has granted The Capital Company of America LLC a power of attorney to act on behalf of Nomura Asset Capital Corporation with respect to the securities described in this
      Schedule 13D.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 11.4% of common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Schedule 13D relates to the ownership of common stock, no par value (the "Common Stock"), of Malibu Entertainment Worldwide, Inc., a Georgia corporation (the "Company") by Partnership Acquisition Trust V, a Delaware business trust ("PATV"). The sole beneficiary of PATV is Nomura Asset Capital Corporation, a Delaware corporation ("NACC"). On July 20, 1999, the Company, Malibu Centers, Inc., a Delaware corporation ("MCI"), MEI Holdings, L.P., a Delaware limited partnership ("MEIH"), NACC, PATV and SZ Capital, L.P., a Delaware limited partnership ("SZ") entered into that certain Second Amended and Restated Capitalization Agreement attached hereto as Exhibit B (the "Recapitalization Agreement") dated as of July 20, 1999 (the "Closing Date"), pursuant to which the parties thereto agreed to enter into a series of transactions, including, without limitation, the conversion of the outstanding balances of a $21,390,375 loan from NACC to MCI (the "MCI Loan") and a $20,000,000 loan from NACC to MEIH (the "MEIH Loan") into shares of the Company's Series BB Preferred Stock, par value $0.01 per share, (the "Series BB Preferred Stock") and the issuance by the Company to PATV of 6,000,000 shares of the Company's Common Stock.

Item 1.  Security and Issuer

     This Schedule 13D relates to the shares of Common Stock, no par value, of the Company. According to the Company's most recently filed Quarterly Report on Form 10-Q, the address of the principal executive office of the Company is 717 North Harwood, Suite 1650, Dallas, Texas 75201.

Item 2.      Identity and Background
----------   -----------------------

(a)  This Schedule 13D is filed on behalf of:

     (1)  PATV;

     (2)  NACC, in its capacity as the sole beneficiary of PATV; and

     (3) The Capital Company of America LLC, a Delaware limited liability company ("CCA").

(b) The address of the principal business office for PATV is 2 World Financial Center, Building B, New York, New York 10281.

     The address of the principal business office for NACC is 2 World Financial Center, Building B, New York, New York 10281.

     The address of the principal business office for CCA is 2 World Financial Center, Building B, New York, New York 10281.

     The name and principal business address of the trustee of PATV is listed below:

Name                             Position              Address
----                             --------              --------
Wilmington Trust Company         Trustee               Rodney Square North
                                                       1100 North Market Street

                                                       Wilmington, DE 19870-0001

     The names and principal business addresses of the executive officers and directors of NACC are listed below:


Name                              Position                           Address
----                              --------                           -------
Atsushi Yoshikawa                 Director and Chairman of the       2 World Financial Center
                                  Board of Directors                 Building B, 21st Floor
                                                                     New York, NY 10281

Joseph R. Schmuckler              Director, Co-President and         2 World Financial Center
                                  Co-Chief Executive Officer         Building B, 21st Floor
                                                                     New York, NY 10281

Michael L. Hurdelbrink            Director, Co-President and         2 World Financial Center
                                  Co-Chief Executive Officer         Building B, 21st Floor
                                                                     New York, NY 10281

William T. Maitland               Director and Secretary             2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

John E. Toffolon, Jr.             Director and Chief Financial       2 World Financial Center
                                  Officer                            Building B, 21st Floor
                                                                     New York, NY 10281

Shigeki Fujitani                  Director                           2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

Robert Rottman                    Treasurer                          2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

Raymond Knox                      Executive Managing Director        2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

     The names and principal business addresses of the executive officers and directors of CCA are listed below:


Name                              Position                           Address
----                              --------                           -------
Atsushi Yoshikawa                 Manager                            2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

Michael L. Hurdelbrink            Manager, President and Chief       2 World Financial Center


                                  Executive Officer                  Building B, 21st Floor
                                                                     New York, NY 10281

William T. Maitland               Manager                            2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

John E. Toffolon, Jr.             Manager                            2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

Shigeki Fujitani                  Manager                            2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

William B. Aimetti                Manager                            2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

Richard G. Swanson                Secretary and Managing Director    2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

Ken Duncan                        Managing Director                  2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

David P. Jacob                    Managing Director                  2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

Stuart Simon                      Managing Director                  2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

     NACC is the sole beneficiary of PATV. CCA is NACC's attorney in fact with respect to the securities described in this Schedule 13D. NACC is the sole member of CCA. NACC is a wholly-owned subsidiary of Nomura Holdings America Inc., a Delaware corporation ("NHA"). Further information regarding NHA required to be disclosed in this Schedule 13D appears below.

(c) The principal business of PATV is the acquisition, ownership, holding, selling, transferring and/or maintaining interests in equity interests of entities (or affiliates of entities) that own real estate.

     The principal business of NACC is the acquisition, origination, financing and sale of various receivables and owning certain equity securities.

     The principal business of CCA is the acquisition, origination, financing and sale of various receivables and owning certain equity securities.

     NACC is the sole beneficiary of PATV. Based on NACC's relationship with PATV and NACC's status as sole beneficiary thereof, NACC may be deemed to beneficially own the shares of Common Stock held by PATV.

     NACC is the sole member of CCA. NACC has granted CCA a power of attorney to act on behalf of NACC with respect to the securities described in this Schedule 13D. Based on CCA's relationship with NACC and PATV and CCA's status as NACC's attorney in fact with respect to the securities described in this Schedule 13D, CCA may be deemed to beneficially own the shares of Common Stock held by PATV.

     CCA is a wholly-owned subsidiary of NACC. NACC is a wholly-owned subsidiary of NHA. Based on NHA's relationship with CCA, NACC and PATV and NHA's status as the parent corporation of CCA and NACC, NHA may be deemed to beneficially own the shares of Common Stock held by PATV.

     The address and principal business office for NHA is 2 World Financial Center, Building B, New York, New York 10281.

     The names and principal business addresses of the executive officers and directors of NHA are listed below:


Name                              Position                           Address
----                              --------                           -------
Atsushi Yoshikawa                 Director, Chairman of the Board    2 World Financial Center
                                  of Directors, President and        Building B, 21st Floor
                                  Chief Executive Officer            New York, NY 10281


William T. Maitland               Director, Secretary, Chief         2 World Financial Center
                                  Legal Officer, General Counsel     Building B, 21st Floor
                                  and Executive Managing Director    New York, NY 10281


Joseph R. Schmuckler              Director and Executive Managing    2 World Financial Center
                                  Director                           Building B, 21st Floor
                                                                     New York, NY 10281

John E. Toffolon, Jr.             Director, Chief Financial          2 World Financial Center
                                  Officer, Treasurer and             Building B, 21st Floor
                                  Executive Managing Director        New York, NY 10281


Takashi Tsutsui                   Director                           2 World Financial Center
                                                                     Building B, 21st Floor


                                                                     New York, NY 10281

William B. Aimetti                Executive Managing Director        2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

Robert Levine                     Executive Managing Director        2 World Financial Center
                                                                     Building B, 21st Floor
                                                                     New York, NY 10281

     The principal business of NHA is: (i) to act as a holding company for a wide array of entities directly involved in the financial services industry or involved in the provision of services to entities in the financial services industry, and (ii) to provide funding for the operations of its subsidiaries by, among other things, issuing commercial paper and Eurobonds.

     (d) During the last five years, none of PATV, NACC, CCA, or NHA nor, to the best of their knowledge, any of their respective executive officers, directors or trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of PATV, NACC, CCA, or NHA nor, to the best of their knowledge, any of their respective executive officers, directors or trustees has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   PATV is a Delaware business trust.

           NACC is a Delaware corporation.

           CCA is a Delaware limited liability company.

           NHA is a Delaware corporation.

           Atsushi Yoshikawa is a citizen of Japan.

           Joseph R. Schmuckler is a citizen of the United States.

           Michael L. Hurdelbrink is a citizen of the United States and Great Britain.

           William T. Maitland is a citizen of the United States.

           John E. Toffolon is a citizen of the United States.

           Shigeki Fujitani is a citizen of Japan.

           Robert Rottman is a citizen of the United States.

           Raymond Knox is a citizen of the United States.

           William B. Aimetti is a citizen of the United States.

           Richard G. Swanson is a citizen of the United States.

           Ken Duncan is a citizen of the United States.

           Stuart Simon is a citizen of the United States.

           Wilmington Trust Company is a Delaware banking corporation.

           Takashi Tsutsui is a citizen of Japan.

           Robert Levine is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     No funds were involved in the acquisition of the shares of Common Stock. The Company delivered the 6,000,000 shares of Common Stock to PATV as consideration for NACC's entering into the Recapitalization Agreement.

Item 4.  Purpose of Transaction
         ----------------------

     The shares of Common Stock described herein were acquired by PATV for investment purposes, subject to the matters set forth below. Notwithstanding the foregoing, upon the occurrence of certain events, including the non-payment of dividends, PATV may be entitled to elect a number of persons to the Company's Board of Directors, as provided below, by virtue of PATV's ownership of 327.12 shares of the Company's Series BB Preferred Stock. PATV may, but is not required to, exercise such rights and the existence of such rights and any exercise of such rights may affect the Company's dividend policy or may impede the acquisition of control of the Company of another person.

     NACC had previously made the MCI Loan to MCI, and NACC had previously made the MEIH Loan to MEIH.

     Pursuant to the Recapitalization Agreement, NACC, PATV, MEIH, MCI, SZ and the Company agreed to enter into a series of transactions which included, without limitation, the conversion of the outstanding balances of loans NACC, MEIH and SZ made to the Company and/or MCI and the loan NACC made to MEIH into
327.12 shares of Series BB Preferred Stock of the Company, the Company's sale of additional preferred stock to SZ for cash, a partial cash prepayment of the MCI Loan and the grant by the Company of 6,000,000 shares of its Common Stock to PATV.

     On the Closing Date, MCI paid to NACC approximately $9,125,549 in cash and the Company paid to NACC approximately $2,274,451 in cash. In addition, the Company issued to PATV 108.41 shares of Series BB Preferred Stock. The foregoing transactions resulted in the discharge of the MCI Loan and the release of the collateral securing it.

     On the Closing Date, MEIH also delivered to PATV 218.71 shares of Series BB Preferred Stock. The foregoing transaction resulted in the discharge of the MEIH Loan and the release of the collateral securing it.

     On the Closing Date, the Company also delivered to PATV, as a fee in consideration of NACC's entering into the Recapitalization Agreement, 6,000,000 shares of Common Stock.

     Pursuant to the terms of Series BB Certificate of Designation attached hereto as Exhibit C, the outstanding shares of Series BB Preferred Stock may be called for redemption by the Company at any time. If all of the shares of Series BB Preferred Stock have not been redeemed by the Company or purchased by MEIH on or before December 31, 2000, (i) the Company (or in certain circumstances, MEIH) will issue to PATV, as a fee in consideration of NACC's entering into the Recapitalization Agreement, 2,000,000 shares of Common Stock; and (ii) as additional consideration for NACC's accepting the shares of Series BB Preferred Stock as payment in full of the MEIH Loan, MEIH (or its designee) will transfer to PATV 4,000,000 shares of Common Stock (such shares of Common Stock referred to in clauses (i) and (ii) are sometimes referred to herein as the "Additional Shares").

     Under certain circumstances, if the Company fails to declare and pay accrued dividends on outstanding shares of Series BB Preferred Stock, the holders of such shares of Series BB Preferred Stock shall be entitled to elect a number of directors as provided in the terms of the Series BB Certificate of Designation.

     The foregoing description is qualified by reference to the terms of the Recapitalization Agreement and the Certificate of Designation of Series BB Preferred Stock attached hereto as Exhibits B and C respectively, which exhibits are incorporated herein by reference.

     The foregoing description is also qualified by reference to Item 6 hereof, the text of which is incorporated herein by reference.

Item 5.  Interest and Securities of the Issuer

(a) According to the Company's representations in the Recapitalization Agreement, as of the Closing Date, the Company has 52,508,625 shares of Common Stock issued and outstanding after giving effect to the transactions contemplated by the Recapitalization Agreement.

     As of the date of this Schedule 13D, PATV is the beneficial owner of 6,000,000 shares of Common Stock, or approximately 11.4% of the issued and outstanding Common Stock.

     As of the date of this Schedule 13D, NACC, in its capacity as the sole beneficiary of PATV, may be deemed to beneficially own 6,000,000 shares of Common Stock, or approximately 11.4% of the issued and outstanding Common Stock.

     As of the date of this Schedule 13D, CCA, in its capacity as NACC's attorney in fact with respect to the securities described in this Schedule 13D, may be deemed to beneficially own 6,000,000 shares of Common Stock, or approximately 11.4% of the issued and outstanding Common Stock.

     As of the date of this Schedule 13D, NHA, in its capacity as the parent corporation of CCA and NACC, may be deemed to beneficially own 6,000,000 shares of Common Stock, or approximately 11.4% of the issued and outstanding Common Stock.

     Such amounts do not include the Additional Shares which may be issued in the circumstances set forth in the Recapitalization Agreement and described in
Item 4 above.

(b) PATV has sole power to vote and dispose of 6,000,000 shares of Common Stock, or approximately 11.4% of the issued and outstanding Common Stock.

     NHA and each of the individuals listed in Item 2 disclaims ownership of the shares of the Company's Common Stock held by PATV and the filing of this
Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Schedule 13D.

(c) Except for the transactions pursuant to the Recapitalization Agreement, none of PATV, NACC, CCA, and NHA and, to the best of their knowledge, none of their respective executive officers, directors, or trustees has effected any transaction involving the Company's Common Stock during the last sixty (60) days.

(d)  See Item 6 below.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer
        ---------------------------

     On the Closing Date, the Company, MCI, NACC, PATV, MEIH and SZ entered into the Recapitalization Agreement described in Item 4 above, which Item is hereby incorporated by reference.

     The Recapitalization Agreement provides that PATV shall have the right to review in good faith and approve annual budgets for the Company and that the Company may not enter into transactions with affiliates without the consent of NACC.

     Under the Recapitalization Agreement, MEIH and SZ have granted PATV "tag-along" rights to participate in any sales of Company securities by MEIH or SZ to other persons. PATV has also agreed with the other parties to the Recapitalization Agreement to consent to certain sales of the Company which have been approved by holders of a majority of the then outstanding shares of Common Stock of the Company.

     The Company and PATV have entered into a certain Registration Rights Agreement dated as of July 20, 1999 (the "Registration Rights Agreement") attached hereto as Exhibit D and incorporated herein by reference, pursuant to which PATV has certain rights to register the securities issued by the Company and held by PATV.

     NACC and Wilmington Trust Company have entered into a certain Trust Agreement dated as of December 12, 1996 (the "Trust Agreement") which governs PATV. Pursuant to the Trust Agreement, NACC has the power to direct Wilmington Trust Company, as trustee of PATV, to vote and dispose of the securities covered by this Schedule 13D.

     NACC has granted CCA a power of attorney to act on NACC's behalf with respect to the securities described in this Schedule 13D.

Item 7.  Material to be filed as Exhibits
         --------------------------------

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit A-  A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit B-  Second Amended and Restated Recapitalization Agreement by and among
            Malibu Entertainment Worldwide, Inc., Malibu Centers, Inc., Nomura Asset Capital Corporation, Partnership Acquisition Trust V, MEI Holdings, L.P. and SZ Capital, L.P.

Exhibit C-  Certificate of Designations of Series BB Preferred Stock of Malibu
            Entertainment Worldwide, Inc.

Exhibit D-  Registration Rights Agreement by and between Malibu Entertainment
            Worldwide, Inc. and Partnership Acquisition Trust V.

                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 30th day of July, 1999.

PARTNERSHIP ACQUISITION TRUST V

By:  Wilmington Trust Company,
     its Trustee


     By: /s/ LANCE W. HABERIN
        _________________________________
     Name:  Lance W. Haberin
     Title: Attorney In Fact


NOMURA ASSET CAPITAL CORPORATION

     By: /s/ LANCE W. HABERIN
        _____________________________
     Name:  Lance W. Haberin
     Title: Vice President


THE CAPITAL COMPANY OF AMERICA LLC

     By: /s/ STUART SIMON
        _________________________________
     Name:  Stuart Simon
     Title: Managing Director

                                                                       EXHIBIT A
                             JOINT FILING AGREEMENT

          Each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated as of this 30th day of July, 1999.

PARTNERSHIP ACQUISITION TRUST V

By:  Wilmington Trust Company,
     its Trustee


     By: /s/ LANCE W. HABERIN
        _________________________________
     Name:  Lance W. Haberin
     Title: Attorney In Fact


NOMURA ASSET CAPITAL CORPORATION

By: /s/ LANCE W. HABERIN
    _____________________________
Name:  Lance W. Haberin
Title: Vice President


THE CAPITAL COMPANY OF AMERICA LLC

     By: /s/ STUART SIMON
        _________________________________
     Name:  Stuart Simon
     Title: Managing Director

            SECOND AMENDED AND RESTATED RECAPITALIZATION AGREEMENT

                                 by and among

                     MALIBU ENTERTAINMENT WORLDWIDE, INC.,

                             MALIBU CENTERS, INC.,

                       NOMURA ASSET CAPITAL CORPORATION,

                       PARTNERSHIP ACQUISITION TRUST V,

                              MEI HOLDINGS, L.P.,

                                      and

                               SZ CAPITAL, L.P.


                           dated as of July 20, 1999

                               TABLE OF CONTENTS
                               -----------------

                                                                                                                  Page
                                                                                                                  ----
ARTICLE 1 DEFINITIONS...........................................................................................   1

 Section 1.1   Definitions......................................................................................   1

ARTICLE 2 SALES OF SERIES A PREFERRED STOCK TO SZ; CONVERSION OF BALANCE OF MALIBU-SZ LOAN INTO SERIES AA
PREFERRED STOCK.................................................................................................  10

 Section 2.1   Initial Sale and Purchase of Series AA Preferred Stock...........................................  10
 Section 2.2   Subsequent Sales and Purchases of Shares of Series AA Preferred Stock............................  10
 Section 2.3   Conversion of Balance of Malibu-SZ Loan into Series AA Preferred Stock...........................  12
 Section 2.4   Legends..........................................................................................  12

ARTICLE 3 PREPAYMENT OF PORTION OF MCI-NOMURA LOAN; RELEASE OF COLLATERAL FOR MCI-NOMURA LOAN AND
MEIH-NOMURA LOAN; CONVERSION OF REMAINING BALANCE OF MCI-NOMURA LOAN AND BALANCE OF MEIH-NOMURA
LOAN INTO SERIES BB PREFERRED STOCK; ISSUANCE OF COMMON STOCK TO NOMURA.........................................  13

 Section 3.1   Prepayment of MCI-Nomura Loan by the Nomura Prepayment Amount and Release of Collateral..........  13
 Section 3.2   Purchase of MCI-Nomura Loan by Company's Conversion of Remaining Balance of MCI-Nomura Loan into
 Series BB Preferred Stock and Cancellation of MCI-Nomura Loan..................................................  13
 Section 3.3   Conversion of Balance of MEIH-Nomura Loan into Series BB Preferred Stock.........................  14
 Section 3.4   Issuance and Transfer of Common Stock to Nomura..................................................  15
 Section 3.5   Legends..........................................................................................  19

ARTICLE 4 CONVERSION OF REMAINING BALANCE OF MALIBU-MEIH LOANS INTO SERIES CC PREFERRED STOCK...................  19

 Section 4.1   Conversion of Balance of Malibu-MEIH Loan into Series CC Preferred Stock.........................  19
 Section 4.2   Legends..........................................................................................  20

ARTICLE 5 REPRESENTATIONS AND WARRANTIES........................................................................  20

 Section 5.1   Representations and Warranties of the Company and MCI............................................  20
 Section 5.2.  Representations and Warranties of Lenders........................................................  25
 Section 5.3.  Representations and Warranties of MEIH...........................................................  27

ARTICLE 6 [INTENTIONALLY OMITTED]...............................................................................  27

ARTICLE 7 [INTENTIONALLY OMITTED]...............................................................................  27

ARTICLE 8 CLOSING...............................................................................................  27

 Section 8.1   Closing..........................................................................................  27

ARTICLE 9 POST-CLOSING COVENANTS AND AGREEMENTS.................................................................  28
 Section 9.1   Working Capital Statements and Budgets...........................................................  28
 Section 9.2   Use of Proceeds..................................................................................  29
 Section 9.3   Securities Laws Limitations on Dispositions of the Lender Stock..................................  29
 Section 9.4   [Intentionally Omitted]..........................................................................  29
 Section 9.5   Public Announcements.............................................................................  29
 Section 9.6   Securities Filings...............................................................................  30
 Section 9.7   [Intentionally Omitted]..........................................................................  30

 Section 9.9   Affiliate Transactions...........................................................................  30
 Section 9.10  Nomura's Right to Receive Board of Directors' Materials..........................................  30

ARTICLE 10 DEFAULT, TERMINATION, REMEDIES AND INDEMNIFICATION...................................................  34

 Section 10.3  Remedies upon Event of Default...................................................................  34
 Section 10.4  Waiver...........................................................................................  34
 Section 10.5  Indemnification..................................................................................  34

ARTICLE 11 MISCELLANEOUS........................................................................................  36

 Section 11.1  Survival.........................................................................................  36
 Section 11.2  Successors and Assigns...........................................................................  36
 Section 11.3  Governing Law....................................................................................  37
 Section 11.4  Counterparts.....................................................................................  37
 Section 11.5  Titles and Subtitles.............................................................................  37
 Section 11.6  Notices..........................................................................................  37
 Section 11.7  Finder's Fee and Commissions.....................................................................  38
 Section 11.8  Transaction Costs and Other Expenses.............................................................  39
 Section 11.9  Amendments and Waivers...........................................................................  39
 Section 11.10 Severability.....................................................................................  39
 Section 11.11 Aggregation of Stock.............................................................................  39
 Section 11.12 Entire Agreement.................................................................................  39
 Section 11.13 Consents and Approvals...........................................................................  39

EXHIBITS AND SCHEDULES
----------------------

EXHIBIT "A-1"       Form of Certificate of Designations for Series AA Preferred
                    Stock
EXHIBIT "A-2"       Form of Registration Rights Agreement for Series AA
                    Preferred Stock
EXHIBIT "B-1"       Form of Certificate of Designations for Series BB Preferred
                    Stock
EXHIBIT "B-2"       Form of Registration Rights Agreement for Series BB
                    Preferred Stock
EXHIBIT "C-1"       Form of Certificate of Designations for Series CC Preferred
                    Stock
EXHIBIT "C-2"       Form of Registration Rights Agreement for Series CC
                    Preferred Stock
EXHIBIT "D"         Form of Mutual Release.
EXHIBIT "E"         Form of Stock Purchase Request

SCHEDULE  5.1       Schedule of Exceptions
SCHEDULE 9.9        Affiliate Transactions

            SECOND AMENDED AND RESTATED RECAPITALIZATION AGREEMENT

     THIS SECOND AMENDED AND RESTATED RECAPITALIZATION AGREEMENT (as amended, restated, replaced, supplemented or otherwise modified from time to time, this "Agreement") is dated as of July 20, 1999 (the "Effective Date") by and among MALIBU ENTERTAINMENT WORLDWIDE, INC., a Georgia corporation (the "Company"), MALIBU CENTERS, INC., a Delaware corporation ("MCI"), NOMURA ASSET CAPITAL CORPORATION, a Delaware corporation ("Nomura"), PARTNERSHIP ACQUISITION TRUST V, a Delaware business trust ("Trust"), MEI HOLDINGS, L.P., a Delaware limited partnership ("MEIH"), and SZ CAPITAL, L.P., a Delaware limited partnership ("SZ"). (The Company, MCI, Nomura, Trust, MEIH and SZ are sometimes collectively referred to herein as the "Parties").

                                   Recitals:
                                   --------

     A. Nomura, MEIH and SZ (collectively with Trust, the "Lenders") have made loans to the Company and/or MCI and Nomura has made a loan to MEIH.

     B. The Parties have agreed to enter into a series of transactions, including, without limitation, the conversion of the outstanding balances of such loans into preferred stock of the Company, the Company's sale of additional preferred stock to SZ for cash, a partial prepayment of the MCI-Nomura Loan and the issuance by the Company of shares of its common stock to Trust. Such transactions are described in that certain First Amended and Restated Recapitalization Agreement dated as of May 10, 1999 by and among all of the Parties except Trust (the "Prior Agreement").

     C. The Parties desire to enter into this Agreement to amend, restate and supersede the Prior Agreement and to set forth certain terms and conditions governing such conversions and other transactions.

                                  Agreement:
                                  ---------

     NOW, THEREFORE, in consideration of the covenants, agreements, representations and warranties set forth in this Agreement, the Parties hereto hereby amend, restate and supersede the Prior Agreement in its entirety and covenant, agree, represent and warrant as follows:

                                   ARTICLE 1

                                  DEFINITIONS

     Section 1.1.  Definitions.  The capitalized terms used in this Agreement
                   -----------
will have the meanings set forth in this Section 1.1. Any of the terms defined in this Section 1.1 may, unless the context otherwise requires, be used in the singular or the plural.

     "Affiliate", as applied to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting Securities or by contract or otherwise.

     "Adverse Consequences" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgements, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses and fees, including court costs and reasonable attorneys' fees and expenses.

     "Applicable Rate" means a rate equal to eight percent (8%) per annum.

     "Approved Sale" has the meaning given to such term in Subsection 9.11(a).

     "Balance" means, with respect to any Loan, the outstanding principal amount of such Loan together with all interest accrued and unpaid thereon and all other sums due to the Lender thereof in respect of such Loan under the applicable Loan Documents on the Closing Date.

     "Board Information" has the meaning given to such term in Subsection 9.10.

     "Budget" has the meaning given to such term in Subsection 9.1(b).

     "Business Day" means any day other than a Saturday, Sunday or any other day on which national banks in Dallas, Texas are not open for business.

     "Certificates of Designation" means, collectively, the Certificates of Designation relating to the Preferred Stock attached hereto as Exhibits A-1, B-1 and C-1.

     "Closing" has the meaning given to such term in Section 8.1.

     "Closing Date" has the meaning given to such term in Section 8.1.

     "Common Stock" means the common stock, no par value, of the Company.

     "Company" has the meaning given such term in the first paragraph of this Agreement.

     "Effective Date" has the meaning given such term in the first paragraph of this Agreement.

     "Encumbrances" means any liens, claims, charges, encumbrances, restrictions on voting or alienation or otherwise, or adverse interests.

     "Event of Default" means, with respect to any Party to this Agreement, (i) any representation or warranty of such Party contained in this Agreement or in any other Transaction

Document shall not have been true and correct in all material respects when made, (ii) such Party shall not have complied in all material respects with any obligation, covenant or agreement contained in this Agreement or in any other Transaction Document that is to be complied with by it, or (iii) such Party makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against such Party seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up or reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganization (and in the case of any such proceeding instituted against such Party, such proceeding is not dismissed within sixty (60) days thereafter); provided, however, that in the case of
                                    --------  -------
events described in clause (i) or (ii) of this sentence, the non-defaulting Party shall have notified the defaulting Party of such default and shall have given the defaulting Party the opportunity to cure any breach of this Agreement or any other Transaction Document (if and to the extent curable) during the period commencing with the date of such notice and ending (a) ten (10) days after the date of any notice delivered prior to or at the Closing, (b) three (3) days after the date of any notices delivered after the Closing if the default consists of any Party's failure to pay any monetary sum due to the other Party under this Agreement or any other Transaction Document or (c) thirty (30) days after the date of any notice delivered after the Closing in the case of all other defaults.

     "Exempted Issuance" has the meaning given such term in Subsection 3.5(c).

     "Exit Date" means December 31, 2000.

     "Fiscal Year" means each twelve (12) month period commencing on January 1 and ending on December 31 during the term of the Loan.

     "Foothill Consent" means the written consent of Foothill Capital Corporation to the transactions contemplated by this Agreement.

     "Foothill Loan" means the indebtedness of the Company described in that certain Consolidated, Amended and Restated Loan and Security Agreement dated as of August 22, 1996 by and among the Company, various Subsidiaries of the Company and Foothill Capital Corporation, as the same may be increased, amended, restated, replaced, supplemented or otherwise modified from time to time.

     "GAAP" means generally accepted accounting principles set forth in opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, in each case as the same are applicable to the circumstances as of the date of determination.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Indemnifying Party" has the meaning given to such term in Subsection 10.5(c).

     "Initial Series AA Purchase Price" means the excess of (i) the Nomura Prepayment Amount over (ii) the Sale-Leaseback Net Proceeds.

     "Initial Series AA Shares" has the meaning given to such term in Section
2.2.

     "Lenders" has the meaning given such term in the Recitals of this Agreement.

     "Lender Indemnified Parties" has the meaning given to such term in Subsection 10.5(a).

     "Lender Stock" means, collectively, all shares of Preferred Stock and/or Common Stock that may be issued to one or more of the Lenders pursuant to this Agreement, including, without limitation, the shares of Common Stock to be issued upon conversion of the Series AA Preferred Stock and Series CC Preferred Stock.

     "Liquidation Preference" means the liquidation preference of $100,000 for each series of Preferred Stock.

     "Loans" means, collectively, the MEIH-Nomura Loan, the MCI-Nomura Loan, the Malibu-MEIH Loans and the Malibu-SZ Loan, as evidenced by and described in the Loan Documents.

     "Loan Documents" means, collectively, the MEIH-Nomura Loan Documents, the MCI-Nomura Loan Documents, the Malibu-MEIH Loan Documents and the Malibu-SZ Loan Documents.

     "Malibu-MEIH Loans" means the unsecured indebtedness of the Company evidenced by the Malibu-MEIH Notes, as increased, amended, restated, replaced, supplemented or otherwise modified from time to time.

     "Malibu-MEIH Loan Documents" means, collectively, all instruments and documents representing, evidencing, securing or relating to the Malibu-MEIH Loans, including, without limitation, the Malibu-MEIH Notes and any deeds of trust, mortgages, security agreements or financing statements securing the Malibu-MEIH Loans, all as increased, amended, restated, replaced, supplemented or otherwise modified from time to time.

     "Malibu-MEIH Notes" means, collectively, (i) that certain Third Amended and Restated Subordinated Convertible Promissory Note dated as of January 20, 1999 executed by the Company and made payable to the order of MEIH in the original principal sum of up to $65,000,000, and (ii) that certain Second Amended and Restated Promissory Note dated as of January 20, 1999 executed by the Company and made payable to the order of MEIH in the original principal sum of up to $10,000,000, as each may be increased, amended, restated, replaced, supplemented or otherwise modified from time to time.

     "Malibu-SZ Loan" means the unsecured indebtedness of the Company to SZ evidenced by the Malibu-SZ Note, as increased, amended, restated, replaced, supplemented or otherwise modified from time to time.

     "Malibu-SZ Loan Documents" means, collectively, all instruments and documents representing, evidencing, securing or relating to the Malibu-SZ Loan, including, without limitation, the Malibu-SZ Note and any deeds of trust, mortgages, security agreements or financing statements securing the Malibu-SZ Loan, all as increased, amended, restated, replaced, supplemented or otherwise modified from time to time.

     "Malibu-SZ Note" means that certain Subordinated Convertible Promissory Note dated as of November 16, 1998 executed by the Company and made payable to the order of SZ in the original principal sum of up to $30,000,000, as increased, amended, restated, replaced, supplemented or otherwise modified from time to time.

     "Material Adverse Change" means, as compared to the facts and circumstances as of December 31, 1998, any material adverse change in the business (as currently conducted or as proposed to be conducted), operations, assets, value, financeability, marketability, condition, affairs or prospects), assets, or financial condition of the Company and its Subsidiaries, taken as a whole, financial or otherwise, or (ii) any actual or potential insolvency, bankruptcy or other impairment in any material respect of the ability of the Company to perform, or of any Party to enforce, the Company's obligations under this Agreement and the other Transaction Documents.

     "Material Adverse Effect" means (i) any material adverse effect on the business (as currently conducted or as proposed to be conducted), operations, assets, value, financeability, marketability, condition, affairs or prospects), assets, or financial condition of the Company and its Subsidiaries, taken as a whole, financial or otherwise, or (ii) any actual or potential insolvency, bankruptcy or other impairment in any material respect of the ability of the Company to perform, or of any Lender to enforce, the Company's obligations under this Agreement and the other Transaction Documents.

     "MCI" has the meaning given such term in the first paragraph of this Agreement.

     "MCI Guaranty" means that certain Guaranty dated as of June 27, 1997 executed by MCI for the benefit of Nomura to secure the MEIH-Nomura Loan, as increased, amended, restated, replaced, supplemented or otherwise modified from time to time.

     "MCI-Nomura Loan" means the indebtedness of MCI to Nomura evidenced by the MCI-Nomura Note, as increased, amended, restated, replaced, supplemented or otherwise modified from time to time. The MCI-Nomura Loan is secured by the Parks and other collateral and is guaranteed by MEIH pursuant to the MEIH Guaranty.

     "MCI-Nomura Loan Documents" means, collectively, all instruments and documents representing, evidencing, securing or relating to the MCI-Nomura Loan, including, without limitation, the MCI-Nomura Note, the MEIH Guaranty and any deeds of trust, mortgages, security agreements or financing statements securing the MCI-Nomura Loan, all as increased, amended, restated, replaced, supplemented or otherwise modified from time to time.

     "MCI-Nomura Note" means that certain Promissory Note dated as of June 27, 1997 executed by MCI and made payable to the order of Nomura in the original principal sum of

$21,390,375, as increased, amended, restated, replaced, supplemented or otherwise modified from time to time.

     "MEIH" has the meaning given such term in the first paragraph of this Agreement.

     "MEIH Guaranty" means that certain Guaranty dated as of June 27, 1997 executed by MEIH for the benefit of Nomura to secure the MCI-Nomura Loan, as increased, amended, restated, replaced, supplemented or otherwise modified from time to time.

     "MEIH-Nomura Loan" means the indebtedness of MEIH to Nomura evidenced by the MEIH-Nomura Note, as increased, amended, restated, replaced, supplemented or otherwise modified from time to time. The MEIH-Nomura Loan is secured by the MEIH Pledged Common Stock and is guaranteed by MCI pursuant to the MCI Guaranty.

     "MEIH-Nomura Loan Documents" means, collectively, all instruments and documents representing, evidencing, securing or relating to the MEIH-Nomura Loan, including, without limitation, the MEIH-Nomura Note, the MCI Guaranty and any deeds of trust, mortgages, security agreements or financing statements securing the MEIH-Nomura Loan, all as increased, amended, restated, replaced, supplemented or otherwise modified from time to time.

     "MEIH-Nomura Note" means that certain Amended and Restated Promissory Note dated as of May 8, 1998 executed by MEIH and made payable to the order of Nomura in the original principal sum of $20,000,000, as increased, amended, restated, replaced, supplemented or otherwise modified from time to time.

     "MEIH Pledged Common Stock" means the 38,323,513 shares of Common Stock pledged by MEIH to Nomura as collateral for the MEIH-Nomura Loan and the MEIH Guaranty.

     "MEIH Subordination Agreement" means that certain Second Amended and Restated Subordination Agreement dated as of January 20, 1999 by and between the Company and MEIH, as amended, restated, replaced, supplemented or otherwise modified from time to time.

     "MEIH Warrant" means that certain Warrant issued to MEIH for shares of Common Stock of Mountasia Entertainment International, Inc. dated August 28, 1996 and as amended by Section 4.4 of this Agreement.

     "Mutual Release" means that certain Mutual Release to be dated as of the Closing Date by and among the Parties (except Trust) having the terms and in the form set forth in Exhibit "D" and made a part hereof for all purposes.
                  -----------

     "Newly Issued Stock" has the meaning given such term in Subsection 3.5(a).

     "Nomura" has the meaning given such term in the first paragraph of this Agreement.

     "Nomura Prepayment Amount" means the sum of (i) $11,400,000 plus (ii) all costs and expenses reasonably incurred by Nomura and the Trust in connection with the Transactions.

     "Notes" means, collectively, the MEIH-Nomura Note, the MCI-Nomura Note, the Malibu-MEIH Notes, and the Malibu-SZ Note, as evidenced by and described in the Loan Documents.

     "Parks" means, collectively, (i) the SpeedZone park located in Puente Hills, California and owned by MCI, and (ii) the Mountasia of Willowbrook park located in Willowbrook (Houston), Texas, which parks are more particularly described in the MCI-Nomura Loan Documents.

     "Parties" has the meaning given such term in the first paragraph of this Agreement.

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, estate, trust, unincorporated association, any federal, state, county or municipal government or any bureau, department or agency thereof and any fiduciary acting in such capacity on behalf of any of the foregoing.

     "Potential Event of Default" means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.

     "Preemptive Issuance" has the meaning given such term in Subsection 3.5(a).

     "Preemptive Notice" has the meaning given such term in Subsection 3.5(b).

     "Preemptive Reply" has the meaning given such term in Subsection 3.5(b).

     "Preferred Stock" means, collectively, all capital stock of the Company that at any time is senior in right of dividends to the Common Stock, including, without limitation, to the extent then outstanding, the Series AA Preferred Stock, the Series BB Preferred Stock and the Series CC Preferred Stock.

     "Prior Agreement" has the meaning given such term in the Recitals of this Agreement.

     "Proposed Purchaser" has the meaning given such term in Subsection 9.12(b).

     "Registration Rights Agreements" means, collectively, the Series AA Registration Rights Agreement, the Series BB Registration Rights Agreement and the Series CC Registration Rights Agreement.

     "Sale-Leaseback Agreements" means, collectively, those certain Purchase Agreements and Escrow Instructions dated as of May 5, 1999 by and between MCI and the Krausz Companies, Inc. pursuant to which, among other things, MCI has agreed to sell and lease back the Parks, as amended, restated, replaced, supplemented or otherwise modified from time to time.

     "Sale-Leaseback Net Proceeds" means the net proceeds realized by MCI from the Sale-Leaseback Transaction following the payment of all closing costs and other costs and expenses incurred by MCI in connection with the Sale-Leaseback Transaction.

     "Sale-Leaseback Transaction" means MCI's sale and lease back of the Parks and the other transactions contemplated by the Sale-Leaseback Agreement.

     "SEC" means the U.S. Securities and Exchange Commission.

     "SEC Documents" means all forms, reports and documents filed or to have been filed by the Company with the SEC.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Series AA Approval" has the meaning given to such term in the Certificate of Designation for Series AA Preferred Stock.

     "Series AA Preferred Stock" means the preferred stock of the Company having the designations, voting power, preferences and relative, participating, optional and other special rights, qualifications, limitations and restrictions thereof as are set forth in the Certificate of Designation attached as Exhibit
                                                                       -------
"A-1" and made a part hereof for all purposes.
-----

     "Series AA Registration Rights Agreement" means a registration rights agreement to be dated as of the Closing Date by and among the Company and SZ having the terms and in the form set forth in Exhibit "A-2" and made a part
                                              -------------
hereof for all purposes.

     "Series BB Approval" has the meaning given to such term in the Certificate of Designation for Series BB Preferred Stock.

     "Series BB Preferred Stock" means the preferred stock of the Company having the designations, voting power, preferences and relative, participating, optional and other special rights, qualifications, limitations and restrictions thereof as are set forth in the Certificate of Designation attached as Exhibit
                                                                       -------
"B-1" and made a part hereof for all purposes.
-----

     "Series BB Registration Rights Agreement" means a registration rights agreement to be dated as of the Closing Date by and among the Company and Trust having the terms and in the form set forth in Exhibit "B-2" and made a part
                                              -------------
hereof for all purposes.

     "Series CC Preferred Stock" means the preferred stock of the Company having the designations, voting power, preferences and relative, participating, optional and other special rights, qualifications, limitations and restrictions thereof as are set forth in the Certificate of Designation attached as Exhibit
                                                                       -------
"C-1" and made a part hereof for all purposes.
-----

     "Series CC Registration Rights Agreement" means a registration rights agreement to be dated as of the Closing Date by and among the Company and MEIH having the terms and in the form set forth in Exhibit "C-2" and made a part
                                              -------------
hereof for all purposes.

     "Significant Transfer" has the meaning given such term in Subsection
9.12(a).

     "Standstill Agreement" means that certain Standstill Agreement, dated as of August 28, 1996, between Mountasia Entertainment International, Inc. and MEIH.

     "Stock Purchase Request" means a notice delivered by the Company to SZ in the form attached as Exhibit "E" hereto, requesting SZ to purchase shares of
                     -----------
Series AA Preferred Stock. Stock Purchase Requests may be delivered prior to the Closing Date.

     "Subsidiaries" means any corporation, limited liability company, partnership or other entity whose outstanding equity interests are owned 50% or more by the Company, by the Company and one or more Subsidiaries or by one or more Subsidiaries or which is otherwise controlled directly or indirectly by the Company to the extent necessary to require consolidation of its annual statements with those of the Company for financial reporting purposes in accordance with GAAP.

     "SZ" has the meaning given such term in the first paragraph of this Agreement.

     "Tag-Along Acceptance Notice" has the meaning given in Subsection 9.12(b).

     "Tag-Along Right" has the meaning given in Subsection 9.12(a).

     "Tag-Along Rightholder" has the meaning given in Subsection 9.12(a).

     "Tag-Along Sale Notice" has the meaning given in Subsection 9.12(b).

     "Tag-Along Seller" has the meaning given in Subsection 9.12(b).

     "Third Party Claim" has the meaning given to such term in Subsection
10.5(c).

     "Transaction Costs" means all reasonable costs and expenses paid or payable (including reasonable attorney fees) by the Company or any other Party with respect to the negotiation, execution, delivery, Closing and performance of this Agreement.

     "Transaction Documents" means, collectively, this Agreement, the Certificates of Designation, the Registration Rights Agreements, the Mutual Release and the other instruments and documents executed by the Parties in connection with the Transactions, all as same may thereafter be amended, supplemented or otherwise modified from time to time.

     "Transactions" means the transactions contemplated by this Agreement.

     "Transfer" means a transfer, sale, assignment, pledge, hypothecation or other disposition, by any Person, whether directly or indirectly pursuant to the creation of a derivative security, the grant of an option or other right, the imposition of a restriction on disposition or voting or transfer by operation of law; provided, however, "Transfer" does not include any change in control of, or transfer of the equity interests of, such Person.

     "Trust" has the meaning given to such term in the first paragraph of this Agreement.

     "Trust Common Stock" has the meaning given such term in Subsection 3.4(c).

     "Unredeemed Series BB Preferred Stock" has the meaning given to such term in Subsection 3.4(b).

     "Working Capital Report" has the meaning given to such term in Subsection 9.1(a).

     "Working Capital Requirements" means all Transaction Costs and, without duplication, all other amounts reasonably required by the Company to fund operational expenses incurred by it in the ordinary course of business, including, without limitation, payables (including payables that are past due on the Closing Date), costs of deferred maintenance (even if such costs are required to be capitalized under GAAP) and other capital expenditures relating to park improvements.

                                   ARTICLE 2

                   SALES OF SERIES AA PREFERRED STOCK TO SZ;
                    CONVERSION OF BALANCE OF MALIBU-SZ LOAN
                        INTO SERIES AA PREFERRED STOCK


     Section 2.1.  Initial Sale and Purchase of Series AA Preferred Stock  .
                   ------------------------------------------------------

     (a)  Calculation of Initial Series AA Purchase Price.  The Company will
          -----------------------------------------------
          give SZ and Nomura its best estimate of the Initial Series AA Purchase Price at least one (1) Business Day prior to the Closing Date.

     (b)  Sale and Purchase of Initial Series AA Shares.   On the Closing Date,
          ---------------------------------------------
          the Company will sell to SZ, and SZ will purchase from the Company, the number of shares of Series AA Preferred Stock (the "Initial Series AA Shares") that equals the quotient of (i) the Initial Series AA Purchase Price divided by (ii) the Liquidation Preference.
                         ----------

     (c)  Issuance of Shares.  At Closing,
          ------------------

          (i) the Company will deliver to SZ validly issued stock certificates evidencing the Initial Series AA Shares that are to be delivered to SZ pursuant to this Section 2.1 (in such denominations as SZ may request at least five (5) days prior to the Closing Date); and

          (ii) SZ will deliver to the Company the Initial Series AA Purchase Price by immediately available or next day funds.

     Section 2.2.  Subsequent Sales and Purchases of Shares of Series AA
                   -----------------------------------------------------
Preferred Stock.   From time to time during the period beginning on the
---------------
Closing Date and ending on the third anniversary of the Closing Date, SZ agrees to purchase from the Company, subject to the terms and conditions of this Agreement, additional shares of Series AA Preferred Stock at the Liquidation Preference thereof as set forth in this Section 2.2.

     (a)  Purchase Obligation.   On or before the later of the Closing Date or
          -------------------
          the first Business Day that is at least thirty (30) days after (y) the Company's delivery to SZ of a Stock Purchase Request with a copy to Trust or (z) Trust's delivery to SZ of a Stock Purchase Request with a copy to the Company (but only if (A) Trust has consulted or attempted to consult with the Company regarding the Company's Working Capital Requirements and reasonably believes that the Company requires additional funds and (B) at least ten (10) days prior to sending the Stock Purchase Request, Trust requested, by written notice to the Company, that the Company deliver a Stock Purchase Request to SZ and the Company failed to deliver such Stock Purchase Request), SZ will purchase up to $2,425,000 of Series AA Preferred Stock to fund the Company's Working Capital Requirements if the Company lacks (or within the next 60 days will lack) the necessary funds therefor as specified in the Stock Purchase Request and as reflected in the most recent Working Capital Report.

     (b)  SZ Discretionary Purchase. At any time after SZ has purchased the
          -------------------------
          maximum allowable amount of shares under Section 2.2(a), SZ, in its sole discretion, may purchase up to an additional $4,500,000 of Series AA Preferred Stock at the Liquidation Preference thereof as set forth in this Section 2.2 to fund the Company's Working Capital Requirements.

     (c)  Issuance of Shares.  At the closing for any sale of additional shares
          ------------------
          pursuant to this Section 2.2,

          (i) the Company will deliver to SZ validly issued stock certificates evidencing the shares of Series AA Preferred Stock that are to be delivered to SZ pursuant to this Section 2.2 (in such denominations as SZ may request at least five (5) days prior to the closing date); and

          (ii) SZ will deliver to the Company the purchase price for such shares by immediately available or next day funds.

     (d)  Limitation on Purchases of Series AA Preferred Stock.  Notwithstanding
          ----------------------------------------------------
          anything to the contrary in Subsection 2.2(a), the Company may not require SZ to purchase in excess of $14,000,000 in Series AA Preferred Stock pursuant to Subsection 2.2(a) without Series AA Approval and, in any event, the Company may not issue whether to SZ, MEIH or any other Person, in the aggregate, in excess of $18,500,000 in Series AA Preferred Stock pursuant to Subsections 2.2(a) and 2.2(b) without Series BB Approval.

     (e)  Adjustments to Purchase Price and Shares.  The purchase prices per
          ----------------------------------------
          share for all shares of Series AA Preferred Stock purchased after the Closing Date pursuant to Subsections 2.2(a) and 2.2(b), and the number of shares of Series AA Preferred Stock to be purchased, will be subject to appropriate adjustments for stock splits, stock dividends, combinations and other recapitalizations and dilution events involving the Company.

     (f)  HSR Act Approval.  Notwithstanding anything to the contrary in this
          ----------------
          Section 2.2 or otherwise herein, the obligation of SZ to purchase additional shares of Series AA Preferred Stock pursuant to Subsection 2.2(a) and the option of SZ to purchase additional shares of Series AA Preferred Stock pursuant to Subsection 2.2(b) are each specifically subject to (i) the making of any necessary filings pursuant to the HSR Act which filings SZ and the Company shall make promptly when and if required and (ii) the subsequent receipt of approval of the purchase by the applicable regulatory authorities.

     Section 2.3.  Conversion of Balance of Malibu-SZ Loan into Series AA
                   ------------------------------------------------------
Preferred Stock. On the Closing Date, the Company will repay the Malibu-SZ
---------------
Loan by issuing to SZ the number of shares of Series AA Preferred Stock that equals the quotient of (i) the Balance of the Malibu-SZ Loan divided by (ii) the
                                                             ----------
Liquidation Preference.  To effect such repayment, at Closing:

     (a) the Company will deliver to SZ validly issued stock certificates evidencing the shares of Series AA Preferred Stock that are to be delivered to SZ pursuant to this Section 2.3 (in such denominations as SZ may request at least five (5) days prior to the Closing Date); and

     (b) SZ will deliver to the Company the original Malibu-SZ Note marked "paid"; and

     (c) the Malibu-SZ Loan will be deemed repaid in full, SZ will have no further duty or obligation to advance funds to the Company under the Malibu-SZ Loan Documents and the Parties will have no other duties and obligations under the Malibu-SZ Loan Documents, except for such duties and obligations that expressly survive the repayment in full of the Malibu-SZ Loan pursuant to the terms of the Malibu-SZ Loan Documents.

     Section 2.4.  Legends.  The certificates evidencing the Series AA Preferred
                   -------
Stock issued to SZ pursuant to this Article will bear appropriate legends regarding this Agreement, the other Transaction Documents and the transfer restrictions imposed by the federal securities laws.

                                   ARTICLE 3

                   PREPAYMENT OF PORTION OF MCI-NOMURA LOAN;
                   RELEASE OF COLLATERAL FOR MCI-NOMURA LOAN
                             AND MEIH-NOMURA LOAN;
              CONVERSION OF REMAINING BALANCE OF MCI-NOMURA LOAN
                     AND BALANCE OF MEIH-NOMURA LOAN INTO
                          SERIES BB PREFERRED STOCK;
             ISSUANCE OF COMMON STOCK TO TRUST; PREEMPTIVE RIGHTS

     Section 3.1.  Prepayment of MCI-Nomura Loan by the Nomura Prepayment Amount
                   -------------------------------------------------------------
and Release of Collateral.
-------------------------

     (a)  Calculation of Nomura Prepayment Amount.  Nomura will give MCI its
          ---------------------------------------
          best estimate of the Nomura Prepayment Amount at least one (1) Business Day prior to the Closing Date and will specify to MCI the exact Nomura Prepayment Amount at least one Business Day prior to the Closing Date.

     (b)  Prepayment of Nomura Prepayment Amount.   On the Closing Date, MCI
          --------------------------------------
          will pay to Nomura the Sale-Leaseback Net Proceeds by bank wire transfer to an account of Nomura designated by Nomura at least one Business Day prior to the Closing Date.

     (c)  Release of Collateral. On the Closing Date, Nomura will execute and
          ---------------------
          deliver to MCI releases of all deeds of trust, mortgages, security interests, financing statements and other instruments and documents securing the MCI-Nomura Loan, which releases will be in such form as MCI may reasonably request.

     Section 3.2.  Purchase of MCI-Nomura Loan by Company, Conversion of
                   -----------------------------------------------------
Remaining Balance of MCI-Nomura Loan into Series BB Preferred Stock and
-----------------------------------------------------------------------
Cancellation of MCI-Nomura Loan.
-------------------------------

     (a)  Purchase of MCI-Nomura Loan by Company, Conversion of Remaining
          ---------------------------------------------------------------
          Balance of MCI-Nomura Loan into Series BB Preferred Stock.  On the
          ---------------------------------------------------------
          Closing Date, the Company shall purchase from Nomura the Balance of the MCI-Nomura Loan remaining after the prepayment described in Subsection 3.1(b). In consideration for such remaining Balance, the Company will (i) pay to Nomura the remainder of (A) the Nomura Prepayment Amount minus (B) the Sale-Leaseback Net Proceeds, by bank
                            -----
          wire transfer to an account of Nomura designated by Nomura at least one Business Day prior to the Closing Date and (ii) issue to Trust validly issued stock certificates evidencing the number of shares of Series BB Preferred Stock that equals the quotient of (A) the Balance of the MCI-Nomura Loan remaining after the payment of the Nomura Prepayment Amount divided by (B) the Liquidation Preference. Nomura
                            ----------
          will deliver to the Company the original MCI-Nomura Note, duly endorsed to the order of the Company, with an assignment of all guaranties thereof.

     (b)  Cancellation of MCI-Nomura Note.  To effect the repayment described in
          -------------------------------
          Subsection 3.2(a), at Closing:

          (i) the Company will deliver to MCI the original MCI-Nomura Note marked "paid";

          (ii) the Company will deliver to MEIH a letter confirming the original MEIH Guaranty is canceled; and

          (iii) the MCI-Nomura Loan will be deemed repaid in full, neither the Company nor Nomura will have any further duty or obligation to advance funds to MCI under the MCI-Nomura Loan Documents and the Parties will have no other duties and obligations under the MCI-Nomura Loan Documents, except for such duties and obligations that expressly survive the repayment in full of the MCI-Nomura Loan pursuant to the terms of the MCI-Nomura Loan Documents.

     Section 3.3.  Conversion of Balance of MEIH-Nomura Loan into Series BB
                   --------------------------------------------------------
Preferred Stock.
---------------

     (a)  Prepayment of  Portion of Balance of Malibu-MEIH Loans through
          --------------------------------------------------------------
          Issuance of  Series BB Preferred Stock.  On the Closing Date, the
          --------------------------------------
          Company will partially prepay the Malibu-MEIH Loans by an amount equal to the Balance of the MEIH-Nomura Loan by issuing to MEIH validly issued stock certificates evidencing the number of shares of Series BB Preferred Stock that equals the quotient of (i) the Balance of the MEIH-Nomura Loan divided by (ii) the Liquidation Preference.
                           ----------

     (b)  Conversion of Balance of MEIH-Nomura Loan into Series BB Preferred
          ------------------------------------------------------------------
          Stock.    On the Closing Date, MEIH will repay the Balance of the
          -----
          MEIH-Nomura Loan by delivering to Trust the shares of Series BB Preferred Stock that MEIH received from the Company pursuant to Subsection 3.3(a) and by making the covenant set forth in Subsection 3.4(b)(ii). To effect such repayment, at Closing:

          (i) MEIH will deliver to Trust the stock certificates evidencing the shares of Series BB Preferred Stock that were issued to MEIH pursuant to Subsection 3.3(a), together with a stock power duly endorsed to Trust;

          (ii) the Company will deliver to Trust, upon surrender of the stock certificate or certificates received by Nomura from MEIH pursuant to Subsection 3.3(b)(i)(1), a new replacement stock certificate or certificates evidencing the same number of shares of Series BB Preferred Stock as the surrendered certificate (in such denominations as Trust may request at least five (5) days prior to the Closing Date);

          (iii) Nomura will deliver to MEIH:

                (A)  the original MEIH-Nomura Note marked "paid"; and

                (B) all stock certificates evidencing the MEIH Pledged Common Stock, together with a letter confirming that all stock powers executed in blank for all such MEIH Pledged Common Stock are canceled (and from and after receipt by MEIH of such letter, all such stock powers shall, without the necessity of any further action, be deemed canceled and of no force or effect).

                Furthermore, Nomura shall take all other acts reasonably requested by MEIH to evidence the release and extinguishment of all liens and security interest in the MEIH Pledged Common Stock, such release and extinguishment to occur contemporaneously with MEIH's delivery of shares of Series BB Preferred Stock to Trust without any further act on the part of either MEIH or Nomura.

     (c) Nomura will deliver to MCI a letter confirming the original MCI Guaranty is canceled;

     (d) the MEIH-Nomura Loan will be deemed repaid in full, Nomura will have no further duty or obligation to advance funds to MEIH under the MEIH-Nomura Loan Documents and the Parties will have no other duties and obligations under the MEIH-Nomura Loan Documents, except for such duties and obligations that expressly survive the repayment in full of the MEIH-Nomura Loan pursuant to the terms of the MEIH-Nomura Loan Documents; and

     (e) the Standstill Agreement will be deemed terminated as of the Closing Date.

     Section 3.4.  Issuance and Transfer of Common Stock to Trust.
                   ----------------------------------------------

     (a)  Initial Issuance of Common Stock by the Company.   On the Closing
          -----------------------------------------------
          Date, the Company will deliver to Trust, as a fee in consideration of Nomura's entering into this Agreement, validly issued stock certificates for 6,000,000 shares of Common Stock (in such denominations as Trust may request at least five (5) days prior to the Closing Date).

     (b)  Subsequent Issuance and Transfer of Common Stock by the Company and
          -------------------------------------------------------------------
          MEIH.   If on the Exit Date, there are any outstanding shares of
          ----
          Series BB Preferred Stock that have not been redeemed by the Company in accordance with the terms of the Series BB Certificate of Designation (the "Unredeemed Series BB Preferred") and MEIH has not purchased from any holder of Series BB Preferred Stock, each of whom shall be obligated to sell such shares of Series BB Preferred Stock upon receipt of MEIH's offer to purchase such shares, all of such shares of Unredeemed Series BB Preferred for the amount that would have been paid by the Company had such stock been redeemed, then:

          (i) the Company will issue to Trust, as a fee in consideration of Nomura's entering into this Agreement, validly issued stock certificates for 2,000,000 shares of Common Stock; provided, however, that in the event that the American Stock Exchange requires the Company to obtain Shareholder Approval (as hereinafter defined) prior to the issuance of such shares of Common Stock by the Company, then MEIH will transfer, free and clear of any Encumbrances, to Trust 2,000,000 shares of Common Stock (as a fee in consideration of Nomura's entering into this Agreement) together with a stock power duly endorsed to Trust and, upon receipt of any required regulatory approvals (including Shareholder Approval, if required), the Company shall (as described below) issue 2,000,000 shares of Common Stock to MEIH as consideration for MEIH's agreement to issue shares to Nomura under this Subsection 3.4(b)(i); and

          (ii) as additional consideration for Nomura's accepting the Series BB Preferred Stock as payment in full of the MEIH-Nomura Note, MEIH (or another Person or other Persons designated by MEIH) will transfer, free and clear of any Encumbrances, to Trust 4,000,000 shares of Common Stock together with a stock power duly endorsed to Trust.

          If the American Stock Exchange has required the Company to obtain Shareholder Approval prior to the issuance of such shares of Common Stock pursuant to this Subsection 3.4(b), and the Company has not previously obtained Shareholder Approval, and MEIH (or another Person or other Persons designated by MEIH) shall have transferred to Trust, free and clear of any Encumbrances, 2,000,000 shares of Common Stock in exchange for the assignment by Nomura to MEIH (or such other Person or Persons designated by MEIH) of Trust's right to receive shares issued by the Company pursuant to Section 3.4(b)(i), the Company shall then issue to MEIH (or such other Person or Persons designated by MEIH) 2,000,000 shares of Common Stock, provided that if any shares of Common Stock may be not issued without Shareholder Approval, then the Company will issue those shares that may be issued without Shareholder Approval and, with respect to the other shares, MEIH (or such other Person or Persons designated by MEIH) shall have the option to require the Company, as promptly as possible, but in no event later than 60 days after such Exit Date, to convene a meeting of the holders of the Common Stock and obtain the Shareholder Approval, upon the receipt of which, the Company shall issue to MEIH (or such other Person or Persons designated by MEIH) such remaining shares of Common Stock that would be issuable to MEIH (or such other Person or Persons designated by MEIH) hereunder. "Shareholder Approval" means the approval by a majority of the total votes cast on the proposal, in person or by proxy, at a meeting of the shareholders of the Common or such other procedure as shall be permissible under the Georgia Business Corporation Code, all held in accordance with the Company's Articles of Incorporation, as amended and as in effect from time to time, and by-laws, of the issuance by the Company of shares of Common Stock to

          Trust (or MEIH, as the case may be) pursuant to this Section 3.4(b) as and to the extent required pursuant to Section 713 of the American Stock Exchange Guide (or any successor or replacement provision thereof).

     (c)  Trust Common Stock.  All shares of Common Stock issued to Trust
          ------------------
          pursuant to Subsection 3.4(b) are sometimes collectively referred to herein as the "Trust Common Stock".

     (d)  Adjustments to Shares.  The number of shares of Trust Common Stock to
          ---------------------
          be issued or transferred to Trust pursuant to Subsection 3.4(b) and the number of shares of Common Stock to be issued to MEIH pursuant to Subsection 3.4(b) will be subject to appropriate adjustments for stock splits, stock dividends, combinations and other recapitalizations and dilution events involving the Company.

     (e)  Additional Filings.  The Parties will make such filings as may be
          ------------------
          required to effect the transfers provided for in Section 3.4(b) including, but not limited to, filings pursuant to the HSR Act.

     (f)  Gross-up of Shares.  The Parties understand and agree that the number
          ------------------
          of shares of Common Stock issuable to Trust under this Section 3.4 has been calculated based upon the accuracy of the representation and warranty set forth in Subsection 5.1(b) and that, in the event the number of shares of Common Stock issued upon the exercise of options, warrants or other convertible securities (except for the shares of Series AA Preferred Stock and Series CC Preferred Stock) that are issued and outstanding as of the Closing Date exceeds the amounts specifically set forth in Subsection 5.1(b) by more than 1,000,000 shares of Common Stock, the number of shares of Common Stock issuable to Trust under this Section 3.4 shall be appropriately adjusted upward to eliminate the dilutive effect of the issuance of shares of Common Stock upon the exercise of or conversion of options, warrants or other convertible securities (except for the shares of Series AA Preferred Stock and Series CC Preferred Stock issued pursuant to this Agreement) that are issued and outstanding as of the Closing Date. The provisions of this Subsection 3.4(f) shall not, however, affect the representation set forth in Subsection 5.1(b).

     Section 3.5.  Preemptive Rights.
                   -----------------

     (a) If the Company proposes to issue and sell, other than in an Exempted Issuance (as defined below), any of its shares of Common Stock or any securities containing options or rights to acquire any shares of Common Stock or any securities convertible into shares of Common Stock (such shares and other securities are hereinafter collectively referred to as "Newly Issued Stock") (hereinafter, a "Preemptive Issuance"), the Company will first offer to each Lender a portion of the number or amount of such securities proposed to be sold in any such transaction or series of related transactions equal to such Lender's pro rata share of the proposed issue of Common Stock (or securities convertible into or exchangeable for Common Stock), all for the same price and on the same terms at which the Company has authorized the issuance of such securities. For purposes of this Section 3.5, a Lender's "pro rata share" of an issue of Common Stock (or securities convertible into or exchangeable for Common Stock) shall be that number which is equal to the product of (i) the number of shares of Common Stock which are to be issued by the Company in the transaction which is the subject of this Section 3.5, times (ii) a fraction, the numerator of which is the number of outstanding shares of Common Stock held by such Lender, and the denominator of which is the aggregate number of outstanding shares of Common Stock calculated on a fully diluted basis.

     (b) The Company will cause to be given to the Lenders a written notice setting forth the terms and conditions upon which the Lenders may purchase such Common Stock or other securities (the "Preemptive Notice"). After receiving a Preemptive Notice, the Lenders must reply, in writing, before the date specified in the Preemptive Notice, which shall be a date no earlier than 15 days after the date of such Preemptive Notice, that such persons agree to purchase all of such Lender's allotted portion of such Common Stock or other securities offered pursuant to this Section 3.5 on the date of sale (the "Preemptive Reply"). If any Lender fails to make a Preemptive Reply in accordance with this Section 3.5(b), the Common Stock or other securities offered to such Lender in accordance with this Section 3.5 may thereafter, for a period not exceeding six months following the expiration of such 15-day period, be issued, sold or subjected to rights or options at a price not less than that at which they were offered to the Lender. Any such Common Stock or other securities not so issued, sold or subjected to rights or options during such six-month period will thereafter again be subject to the preemptive rights provided for in this Section 3.5.

     (c) For purposes of Section 3.5 hereof, the term "Exempted Issuance" shall mean the issuance by the Company of any equity security (including, without limitation, any option, call, warrant or conversion right):
          (i) upon the conversion or exercise of any securities of the Company or any options, warrants or convertible securities issued by the Company outstanding on the Closing Date, (ii) as a dividend paid on the outstanding Common Stock or Preferred Stock by issuance of shares of the same class or series of Common Stock or Preferred Stock as the class or series of Common Stock or Preferred Stock to which such dividend relates, (iii) in consideration, whether in whole or in part, for the extension of any credit or the making of any loan to the Company or the issuance by the Company of any debt security to any Person who is not a Lender (or an Affiliate of a Lender), (iv) in connection with any merger, consolidation, recapitalization or other business combination which has been approved by the board of directors of the Company, (v) to any officer, director or employee of the Company as compensation, (vi) in any transaction in respect of a security that is available to all holders of such security on a pro rata basis or (vii) in a public offering pursuant to a registration statement filed pursuant to the Securities Act.

     (d) Notwithstanding anything to the contrary in this Section 3.5, the preemptive rights granted to the Lenders pursuant to this Section 3.5 shall inure solely to the benefit of the Lenders and may not be assigned to any party other than an Affiliate of such assigning Lender.

     Section 3.6.  Legends.  The certificates evidencing the Series BB Preferred
                   -------
Stock and Trust Common Stock issued to Trust pursuant to this Article will bear appropriate legends regarding this Agreement, the other Transaction Documents and the transfer restrictions imposed by the federal securities laws.

                                   ARTICLE 4

             CONVERSION OF REMAINING BALANCE OF MALIBU-MEIH LOANS
INTO SERIES CC PREFERRED STOCK; SUBSEQUENT ISSUANCE OF SERIES CC PREFERRED STOCK

     Section 4.1.  Conversion of Balance of Malibu-MEIH Loans into Series CC
                   ---------------------------------------------------------
Preferred Stock.  On the Closing Date, the Company will repay the Balance of
---------------
the Malibu-MEIH Loans remaining after the prepayment described in Subsection 3.3(a) by issuing to MEIH the number of shares of Series CC Preferred Stock that equals the quotient of (i) the Balance of the Malibu-MEIH Loans remaining after the prepayment described in Subsection 3.3(a) divided by (ii) the Liquidation
                                              ----------
Preference.  To effect such repayment, at Closing:

     (a) the Company will deliver to MEIH validly issued stock certificates evidencing the shares of Series CC Preferred Stock that are to be delivered to MEIH pursuant to this Section 4.1 (in such denominations as MEIH may request at least five (5) days prior to the Closing Date); and

     (b) MEIH will deliver to the Company the original Malibu-MEIH Notes marked "paid"; and

     (c) the Malibu-MEIH Loans will be deemed repaid in full, MEIH will have no further duty or obligation to advance funds to the Company under the Malibu-MEIH Loans Documents and the Parties will have no other duties and obligations under the Malibu-MEIH Loan Documents, except for such duties and obligations that expressly survive the repayment in full of the Malibu-MEIH Loans pursuant to the terms of the Malibu-MEIH Loan Documents.

     Section 4.2.  MEIH Discretionary Purchase. At any time after SZ has
                   ---------------------------
purchased the maximum allowable amount of shares under Section 2.2(d), MEIH, in its sole discretion, may (but shall not be required to) purchase up to an additional $2,500,000 of Series CC Preferred Stock at the Liquidation Preference thereof during each fiscal year to fund the Company's Working Capital Requirements. No consent of any other Party to this Agreement shall be required for any such purchase; provided, however, that at no time may the aggregate Liquidation Preference of outstanding shares of Series CC Preferred Stock purchased by MEIH pursuant to this Section 4.2 exceed $2,500,000.

     Section 4.3.  Legends.  The certificates evidencing the Series CC
                   -------
Preferred Stock issued to MEIH pursuant to this Article will bear appropriate legends regarding this Agreement, the other Transaction Documents and the transfer restrictions imposed by the federal securities laws.

     Section 4.4.  MEIH Warrant.  The MEIH Warrant is hereby amended to limit
                   ------------
the maximum number of shares issuable pursuant thereto to 1,187,780 shares of Common Stock (except as such number may be increased or decreased pursuant to Section 5 of the MEIH Warrant).

                                   ARTICLE 5

                        REPRESENTATIONS AND WARRANTIES

     Section 5.1.  Representations and Warranties of the Company and MCI.
                   -----------------------------------------------------
Each of the Company and MCI hereby jointly and severally represents and warrants to Nomura and each of the other Parties, as of the Effective Date, as follows except as set forth under the appropriate caption in the Schedule of Exceptions (the "Schedule of Exceptions") attached as Schedule 5.1 hereto (which exceptions
                                           ------------
will be deemed to be representations and warranties as if made hereunder):

     (a)  Organization.   Each of the Company and MCI: (i) is a corporation duly
          ------------
          organized or formed, validly existing and in good standing or otherwise authorized to transact business under the laws of the jurisdiction of its organization, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing or otherwise authorized to transact business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or license necessary, except in each case to the extent that (1) any Subsidiary's failure to be so organized, existing, in good standing or otherwise authorized or qualified or (2) the Company's or any Subsidiary's failure to be so licensed is not reasonably expected to have a Material Adverse Effect.

     (b)  Capitalization.
          --------------

          (i) The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 6,000,000 shares of Preferred Stock. As of the Effective Date, (1) 46,508,625 shares of Common Stock are issued and outstanding, (2) no shares of Preferred Stock are issued and outstanding, (3) 0 shares of Common Stock are held by the Company in treasury, (4) 1,250,000 shares of Common Stock are reserved for issuance under the Mountasia 1993 Incentive Stock Option Plan, (5) options for the purchase of 0 shares of Common Stock are issued and outstanding under the Mountasia 1993 Incentive Stock Option Plan, (6) 250,000 shares of Common Stock are reserved for issuance under the 1993 Nonemployee Director Stock Option Plan, (7) options for the purchase of 65,000 shares of Common Stock are issued and outstanding under the 1993 Nonemployee Director Stock Option Plan, (8) 4,000,000 shares of Common Stock were reserved for issuance under the 1993 Nonemployee Director Stock Option Plan, (9) options for the purchase of 1,123,100 shares of Common Stock are issued and outstanding under the 1993 Nonemployee Director Stock Option Plan, (10) an option for the purchase of 1,000,000 shares of Common Stock by Richard N. Beckert is issued and outstanding,
               (11) an unvested stock grant to Richard N. Beckert for 500,000 shares is outstanding, (12) warrants for the purchase of 773,153 shares of Common Stock are issued and outstanding and (13) the MEIH Warrant for the issuance of up to 1,187,780 shares of Common Stock to MEIH. Except as set forth in the preceding sentences of this Section 5.1(b)(i), there are no shares of capital stock of the Company authorized, issued or outstanding. As of the Closing Date after giving effect to the Transactions, (1) 52,508,625 shares of Common Stock will be issued and outstanding, (2) 115.75 shares of Series AA Preferred Stock will be issued and outstanding, (3) 327.12 shares of Series BB Preferred Stock will be issued and outstanding, (4) 500.58 shares of Series CC Preferred Stock will be issued and outstanding, (5) 0 shares of Common Stock will be held by the Company in treasury, (6) 1,250,000 shares of Common Stock will be reserved for issuance under the Mountasia 1993 Incentive Stock Option Plan, (7) options for the purchase of 0 shares of Common Stock will be issued and outstanding under the Mountasia 1993 Incentive Stock Option Plan,
               (8) 250,000 shares of Common Stock will be reserved for issuance under the 1993 Nonemployee Director Stock Option Plan, (9) options for the purchase of 65,000 shares of Common Stock will be issued and outstanding under the 1993 Nonemployee Director Stock Option Plan, (10) 4,000,000 shares of Common Stock will be reserved for issuance under the 1993 Nonemployee Director Stock Option Plan, (11) options for the purchase of 1,123,100 shares of Common Stock will be issued and outstanding under the 1993 Nonemployee Director Stock Option Plan, (12) an option for the purchase of 1,000,000 shares of Common Stock by Richard N. Beckert will be issued and outstanding, (13) an unvested stock grant to Richard N. Beckert for 500,000 shares will be outstanding, (14) warrants for the purchase of 773,153 shares of Common Stock will be issued and outstanding, and (15) the MEIH Warrant for the issuance of up to 1,187,780 shares of Common Stock to MEIH.

          (ii) Except for the obligations of the Company described in Subsection 5.1(b)(i) and under this Agreement and the other Transaction Documents, there are no outstanding subscriptions, options, warrants, rights, convertible securities or any other agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other securities of the Company or any Subsidiary obligating the Company or any Subsidiary to (1) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any Subsidiary, (2) grant, extend or enter into any subscription, option, warrant, right, convertible security or other similar agreement or commitment, or (3) make payment of money or incurrence of indebtedness based upon market prices of the Company's securities or changes in the Company's capitalization.

     (c)  Validity of Lender Stock. Each of the shares of Lender Stock have been
          ------------------------
          duly authorized for issuance and, when issued to Lenders for the consideration set forth herein and as otherwise provided herein, will be duly and validly issued, fully paid, non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. At the Closing and from time to time thereafter upon purchase or conversion, as the case may be, the Lenders will acquire good and valid title to the Lender Stock free and clear of any and all Encumbrances.

     (d)  Authority; Binding Effect; Etc.  Each of the Company and MCI has the
          -------------------------------
          requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company and MCI of the Transaction Documents, the performance by each of the Company and MCI of its obligations thereunder and the consummation by each of the Company and MCI of the transactions contemplated thereby have been duly and validly authorized by the board of directors of the Company and MCI, and no other corporate authorizations, approvals or proceedings are required in connection with such execution, delivery, performance or consummation under the Company's or MCI's articles of incorporation, bylaws, any agreement or instrument to which the Company or MCI is a party or any law, rule, regulation or requirement to which the Company or MCI is subject. The Transaction Documents have been or will be duly and validly executed and delivered by the Company and MCI, and each of the Transaction Documents constitutes or will constitute valid and binding agreement of the Company and MCI, enforceable against the Company and MCI in accordance with its respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. Except as may be required by the American Stock Exchange as a prerequisite to listing Common Stock issuable by the Company pursuant to Section 3.4 or Common Stock issuable by the Company upon conversion of shares of Series AA Preferred Stock and Series CC Preferred Stock, no vote of stockholders of the Company is required under any law, rule, regulation or requirement of the SEC, any national securities exchange or any other governmental agency or instrumentality in connection with the authorization, execution, delivery or performance of this Agreement by the Company and MCI.

     (e)  SEC Filings.
          -----------

          (i) The Company has timely filed all required SEC Documents with the SEC since January 1, 1998, each of which complied in all material respects with all applicable requirements of the Securities Act and the Securities Exchange Act as in effect on the dates so filed. None of the SEC Documents (as of their respective filing dates) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          (ii) The audited and unaudited consolidated financial statements, together with notes thereto, of the Company and its Subsidiaries included (or incorporated by reference) in the SEC Documents filed by the Company with the SEC presented fairly, in all material aspects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of their operations for the periods then ended. All audited financial statements referred to above have been prepared in accordance with GAAP for year-end financial information and in accordance with the instructions to Form 10-K and Regulation S-X, and all unaudited financial statements referred to above have been prepared in accordance with GAAP for interim financial information and with the instructions to Form 10-Q and Regulation S-X. Accordingly, while such unaudited financial statements do not include all the information and footnotes required by GAAP for complete financial statements, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Neither the Company nor any of its Subsidiaries has any liabilities or obligations, fixed or contingent, not reflected in such financial statements, except for (1) liabilities and obligations which in the aggregate are not material and have been incurred in the ordinary course of business since January 1, 1999 and (2) liabilities and obligations not in excess of $1,000,000 in the aggregate.

          (iii) No representation or warranty made by the Company or MCI in this Agreement or to be made in the other documents contemplated hereby contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary to make the statements herein or therein, in light of the circumstances under which they were or will be made, not misleading.

     (f)  Absence of Certain Changes, Etc.  Except as expressly set forth in the
          --------------------------------
          SEC Documents filed by the Company prior to the Effective Date, since December 31, 1998 neither the Company nor any of its Subsidiaries has entered into any binding oral or written contract, agreement, arrangement or understanding that is material to its business (other than the Transaction Documents and the Sale-Leaseback Agreements) or any material transaction, or conducted its business and operations other than in the ordinary course of business consistent with past practice, and no Material Adverse Effect or Material Adverse Change has occurred or been suffered since such date.

     (g)  No Violation; Consents.  Neither the negotiation, execution or
          ----------------------
          delivery by each of the Company and MCI of the Transaction Documents, the performance by each of the Company and MCI of its obligations thereunder, nor the consummation by each of the Company and MCI of the transactions contemplated thereby (i) has constituted or will constitute a breach or violation under the articles of incorporation or bylaws of the Company, the governing documents of any of its Subsidiaries or a violation of law or rules of any national securities exchange, or (ii) has constituted or will constitute a breach, violation or default (or be an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any Encumbrances upon any of the properties or assets of the Company or any of its Subsidiaries under, any material contract (including, without limitation, the Foothill Loan documents) or any other note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument to which the Company or any of its Subsidiaries is a party or by which they or any of their respective properties or assets are bound or otherwise, or (iii) has constituted or will constitute a violation of any order, writ, injunction, decree, statute, rule or regulation of any court or governmental authority applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except in the case of clauses (ii) and (iii) above, such breaches, violations, defaults, terminations, accelerations or creation of Encumbrances which, singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. No authorization, consent or approval of, or filing with, any court or any public body or authority and no consent or approval of any third party or parties is necessary for the execution, performance and consummation by the Company or MCI of the Transactions.

     (h)  Offering.  Subject in part to the truth and accuracy of the Lenders'
          --------
          representations set forth in Section 5.2, the offer, sale and/or issuance, as applicable, of the Lender Stock as contemplated by this Agreement are exempt from the registration requirements of the Securities Act, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

     (i)  Litigation.  There are no actions, suits or proceedings at law or in
          ----------
          equity now pending, or to the knowledge of the Company and MCI threatened against the Company, which, if determined adversely to the Company, would be reasonably likely to have a Material Adverse Effect.

     (j)  Sale-Leaseback Transactions.  The Sale-Leaseback Transactions will be
          ---------------------------
          closed and fully consummated prior to or on the Closing Date.

     (k)  Foothill Consent.  The Company and MCI have obtained the Foothill
          ----------------
          Consent.

     (l)  Listing.  The shares of Common Stock issued or issuable to Lenders in
          -------
          connection with the Transactions have been accepted for listing on the American Stock Exchange.

     Section 5.2.  Representations and Warranties of Lenders.  Each Lender
                   -----------------------------------------
hereby severally, and not jointly, represents and warrants to each of the other Parties, as of the Effective Date, as follows:

     (a)  Organization.  Such Lender is a corporation, business trust or limited
          ------------
          partnership, as applicable, duly organized or formed, validly existing and in good standing or otherwise authorized to transact business under the laws of the jurisdiction of its organization.

     (b)  Authority; Binding Effect; Etc.  Such Lender has the requisite
          -------------------------------
          corporate, trust or partnership, as applicable, power and authority to execute and deliver the Transaction Documents, to perform its obligations thereunder and to consummate the Transactions. The execution and delivery of the Transaction Documents by such Lender, the performance by it of its obligations thereunder and the consummation by it of the Transactions have been duly and validly authorized. This Agreement has been duly and validly executed and delivered by it and constitutes the valid and binding agreement of it, enforceable against it in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

     (c)  No Violation.  Neither the negotiation, execution or delivery of the
          ------------
          Transaction Documents by such Lender nor the performance by such Lender of its obligations thereunder nor the consummation by such entity of the Transactions has or will (i) constitute a breach or violation under such entity's constituent documents, (ii) constitute a breach, violation or default (or be an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the creation of any Encumbrance upon any of such Lender's properties or assets under, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument to which such Lender is a party or by which entity of any of its properties or assets are bound, or (iii) constitute a violation of any order, writ, injunction, decree, statute, rule or regulation of any court or governmental authority applicable to it or any of its properties or assets, in each case except for such breaches, violations, defaults, terminations or Encumbrances that could not reasonably be expected to have a material adverse effect on the ability of such Lender to perform its obligations hereunder and under the other Transaction Documents.

     (d)  Consents and Approvals.  No authorization, consent or approval of, or
          ----------------------
          filing with, any court or any public body or authority and no consent or approval of any third party or parties is necessary by such entity for the consummation by it of the transactions contemplated by this agreement except for such authorizations, consents, approvals and filings made or obtained prior to the Closing Date, or those not required to be made or obtained until on or after the Closing Date.

     (e)  Investor Sophistication.  Such Lender has such knowledge and
          -----------------------
          experience in financial business matters that it is capable of evaluating the merits and risks of an investment in the Lender Stock. The Lender is able to bear the economic risk of an investment in the Lender Stock to be acquired hereunder.

     (f)  Investment Intent.  Such Lender is acquiring the Lender Stock for its
          -----------------
          own account and for investment purposes only and not with a view to distributing such shares (except as contemplated herein or in a transaction or transactions exempt from registration under the federal and state securities laws or pursuant to an effective registration statement under such laws).

     (g)  Restricted Securities.  Such Lender understands that the Lender Stock
          ---------------------
          it is acquiring constitutes "restricted securities" under the federal securities laws inasmuch as the Lender Stock is being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such Lender Stock may be resold without registration under the Securities Act only in a transaction or transactions exempt from registration under the federal and state securities laws.

     (h)  [Intentionally Omitted]

     (i)  Investment Company.  The Lender is not an "investment company" within
          ------------------
          the meaning of the Investment Company Act of 1940, as amended.

     (j)  Access to Information.  Such Lender acknowledges that it has been
          ---------------------
          afforded (i) the opportunity to ask such questions as the Lender has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the securities offered hereunder and the merits and risks of investing in such securities; and (ii) access to information about the Company and the Company's financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment in such securities.

     (k)  [Intentionally Omitted]

     Section 5.3.  Representations and Warranties of MEIH.     MEIH hereby
                   --------------------------------------
represents and warrants to Trust, as of the Effective Date, the Closing Date and as of the date of transfer pursuant to Section 3.4(b), that at the Closing (or the closing of the transactions contemplated by Section 3.4(b), as the case may
be), Trust will acquire good and valid title to the shares of Series BB Preferred Stock that it receives from MEIH pursuant to Section 3.3 and any Common Stock it may receive from MEIH pursuant to Section 3.4(b), free and clear of any and all Encumbrances.

                                   ARTICLE 6

                            [INTENTIONALLY OMITTED]


                                   ARTICLE 7

                            [INTENTIONALLY OMITTED]


                                   ARTICLE 8

                                    CLOSING

     Section 8.1.  Closing.  The closing (the "Closing") of the Transactions
                   -------
will take place at the offices of Munsch Hardt Kopf & Harr, P.C., 1445 Ross Avenue, Suite 4000, Dallas, Texas 75202 at 10:00 a.m., local time on July 20, 1999, or at such other time and place as the Company and the Lenders mutually agree upon orally or in writing (the "Closing Date"). At the Closing:

     (a) the Company will file the Certificates of Designation with the Secretary of State of Georgia;

     (b) the Company and SZ will execute and deliver to each other the Series AA Registration Rights Agreement;

     (c) the Company and Trust will execute and deliver to each other the Series BB Registration Rights Agreement;

     (d) the Company and MEIH will execute and deliver to each other the Series CC Registration Rights Agreement;

     (e) each Party (except for Trust) will execute and deliver to each other Party the Mutual Release;

     (f) the Parties will deliver to each other such other documents and instruments required to be delivered by them pursuant to Articles 2, 3 and 4;

     (g) to the extent not set forth in this Section, the Parties will execute and deliver such other such other documents and instruments required as any other Party may reasonably request to accomplish the purpose of this Agreement;

     (h) each Party will deliver a true and complete copy, certified by the secretary or an assistant secretary of such Party, of the resolutions duly and validly adopted by the board of directors of such Party (or the ultimate general partner of such Party) dated at least one Business Day prior to Closing evidencing its authorization of the execution and delivery of the Transaction Documents and the consummation of the Transactions;

     (i) counsel to the Company, MEIH and MCI will deliver to Nomura an opinion, dated as of the Closing Date, reasonably satisfactory in form and substance to Nomura;

     (j) Lenders' counsel will receive all such counterpart original and certified or other copies of such documents as they may reasonably request; and

     (k) An officer's certificate from each of an authorized signatory of the Company, an authorized signatory of MEIH and an authorized signatory of MCI that the representations and warranties herein are true and correct and all covenants and obligations have been performed.

                                   ARTICLE 9

                     POST-CLOSING COVENANTS AND AGREEMENTS

     Section 9.1.  Working Capital Statements and Budgets.
                   --------------------------------------

     (a)  Working Capital Statements.   For so long as SZ is required to
          --------------------------
          purchase any Series AA Preferred Stock hereunder, the Company, within ten (10) Business Days of receipt of SZ's or Trust's request, but not more often than monthly, will deliver to SZ and Trust a report (a "Working Capital Report") in form reasonably acceptable to SZ and Trust showing (i) the amount of the Company's cash reserves available to satisfy its Working Capital Requirements, and (ii) the amount of such Working Capital Requirements (including a schedule of anticipated expenditures).

     (b)  Budgets.   At least thirty (30) days prior to the end of each Fiscal
          -------
          Year, the Company shall deliver to SZ, as long as SZ is required to purchase any Series AA

          Preferred Stock hereunder, and/or to Trust, as long as Trust or its Affiliates owns any shares of Series BB Preferred Stock, a budget (the "Budget") for the next Fiscal Year, prepared on a monthly basis, including income statements, balance sheets, and statements of cash flows for such months, and, as soon as prepared, any other budgets or revised budgets prepared by the Company.

          SZ and/or Trust, as the case may be, will each have the right to review in good faith and approve each Budget, which approval will not
          be unreasonably withheld, conditioned or delayed.   SZ and/or Trust,
          as the case may be, shall be deemed to approve of the Budget in the event that SZ and/or Trust, as the case may be, has not responded within thirty (30) Business Days of receipt of the Budget.

     Section 9.2.  Use of Proceeds.  Except as provided in Section 3.2, the
                   ---------------
Company agrees to use all proceeds received from SZ pursuant to Article 2 for Working Capital Requirements and for no other purpose.

     Section 9.3.  Securities Laws Limitations on Dispositions of the Lender
                   ---------------------------------------------------------
Stock.  Without in any way limiting the representations set forth in Section
-----
5.2, each Lender agrees not to Transfer all or any portion of the Lender Stock unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this Agreement and the applicable Registration Rights Agreement (provided and to the extent this Agreement and such agreement are then applicable), and (i) such Lender has notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if reasonably requested by the Company, such Lender has furnished the Company with an opinion of counsel or other assurance reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act (it being agreed that the Company will not require opinions of counsel or other assurance for transactions made pursuant to Rule 144 except in unusual circumstances); provided that this Section 9.3 shall not be applicable to Transfers (i) pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144 under the Securities Act, (ii) by a Lender to an affiliate of such Lender or (iii) pursuant to an Approved Sale. Notwithstanding the provisions of the preceding sentence, no such registration statement, opinion of counsel or other assurance will be necessary for a Transfer by such Lender of any Lender Stock to an Affiliate of such Lender if such Affiliate transferee agrees in writing to be subject to the terms hereof to the same extent as if such Affiliate were an original Party hereto instead of such Lender.

     Section 9.4.  [Intentionally Omitted]

     Section 9.5.  Public Announcements.    The Parties will agree as to the
                   --------------------
form and content of any press releases or public statements with respect to this Agreement and the Transactions before issuing, or permitting any agent or Affiliate to issue any such release or statement; provided, however, that nothing contained herein will prevent any Party from making any such public disclosure or announcement as it shall determine in good faith to be required to comply with law; provided, further however, that such Party will use reasonable efforts to assure that, if reasonable in the circumstances, the other Parties will have the opportunity to review any disclosure or announcement prior to release.

     Section 9.6.  Securities Filings.    As promptly as practicable but not
                   ------------------
later than 45 calendar days after the Closing Date, the Company and, if applicable, the officers and directors of the Company will make such filings with the SEC and the American Stock Exchange, or make amendments to existing filings, as may be required by law or American Stock Exchange rule.

     Section 9.7.  HSR Filings.  Each Party will (i) promptly take all actions
                   -----------
necessary to make the filings required of it or any of its Affiliates under the HSR Act, which filings shall comply in all material respects with the requirements of the HSR Act, (ii) comply at the earliest practicable date with any request for additional information received by such Party or its Affiliates from the Federal Trade Commission or Antitrust Division of the Department of Justice pursuant to the HSR Act, (iii) cooperate with any other Party in connection with such other Party's filings under the HSR Act and (iv) request early termination of the applicable waiting period.

     Section 9.8.  Further Assurances.   The Parties shall execute, acknowledge
                   ------------------
and deliver, from time to time, such further instruments as any other Party may reasonably request to accomplish the purpose of this Agreement.

     Section 9.9.  Affiliate Transactions.    Except for the transactions and
                   ----------------------
agreements disclosed on Schedule 9.9, the Company shall not enter into, or be a party to, any transaction with an Affiliate of the Company, except in the ordinary course of business and on terms which are no less favorable to the Company or such Affiliate than would be obtained in a comparable arm's length transaction with an unrelated third party, and, if the amount to be paid to the Affiliate pursuant to the transaction or series of related transactions is greater than $250,000, consented to in writing by Nomura in advance.

     Section 9.10.  Trust's Right to Receive Board of Directors' Materials.
                    ------------------------------------------------------
So long as Trust or its Affiliates own any of the Company's stock, if no employee or designee of Trust or its Affiliates is a member of the Company's Board of Directors, Trust shall have the right to receive all written materials and other information given to the directors in connection with (a) meetings of the Board of Directors and committees thereof and (b) written consents in lieu of a meeting (collectively (a) and (b) shall be referred to as "Board Information"), provided that "Board Information" shall not include, and the Company shall not be required to provide Trust with, any information that involves the Company's relationship with Trust or its Affiliates. Trust shall be entitled to receive all Board Information at the same time such Board Information is given to the members of the Board of Directors. Trust and its Affiliates shall keep and shall cause all of their officers, directors, employees and independent contractors who receive or come in contact with the Board Information to keep such Board Information confidential, except to the extent disclosure is required by law or legal process or such information is or becomes publicly available other than as a result of a breach by Trust of its obligation to keep such information confidential. If any Board Information is material non-public information about the Company, then (a) Trust shall refrain from trading in the securities of the Company or in the securities of any appropriate and relevant third party until such time as no violation of the applicable securities laws would result from such securities trading and (b) Trust and its Affiliates shall cause all of their officers, directors, employees and independent contractors who obtain knowledge of material non-public Board Information as a result of the Company's obligations pursuant to this Section
9.10 to refrain from trading in the securities of the Company or in the securities of any appropriate and relevant third party until such time as no violation of the applicable securities laws would result from such securities trading.

     Section 9.11.  Sale of the Company.
                    -------------------

     (a) If Lenders holding at least a majority of the then outstanding shares of the Company's Common Stock approve in writing the sale of the Company to any Person (other than transactions with an Affiliate of the Company, any Lender or any Affiliate of any Lender), whether by merger, consolidation, sale of all or substantially all of its assets or sale of all of the outstanding capital stock (such a transaction being an "Approved Sale"), each Lender will consent to, vote for, and raise no objections against, and waive dissenters and appraisal rights with respect to, the Approved Sale, and if the Approved Sale is structured as a sale of stock, each Lender will agree to sell and shall sell all of such Lender's Preferred Stock or Common Stock or other Securities, as the case may be, in the Approved Sale.

     (b) The obligations of each of the Lenders with respect to an Approved Sale are subject to the satisfaction of the following conditions: (i) each Lender shall receive an amount of consideration in respect of each share of Preferred Stock held by it that is (A) at least equal to the sum of the Liquidation Preference of such share of Preferred Stock plus accrued and unpaid dividends on such share of Preferred Stock and
          (B) the same form and amount of consideration received by any other holder in respect of each share of the same series of Preferred Stock and if any holder of such series is given an option as to the form and amount of consideration to be received, all Lenders holding the shares of the same series will be given the same option, (ii) each Lender shall receive an amount of consideration in respect of each share of Common Stock held by it that is in the same form and amount of consideration received by any other holder in respect of each share of Common Stock and if any holder of Common Stock is given an option as to the form and amount of consideration to be received, all Lenders holding shares of Common Stock will be given the same option, and
          (iii) nothing in this Section 9.11 shall obligate any designee of a Lender serving on the Board of Directors of the Company to vote in favor of any transaction which such person reasonably believes in good faith, upon advice of counsel, would breach such director's fiduciary duties as a director of the Company in a manner which could reasonably be expected to give rise to personal liability on the part of such director.

     (c) Each Lender shall, in connection with a sale of its shares of capital stock of the Company pursuant to this Section 9.11, at the request of the Company and without further cost and expense to the Company, execute and deliver such other instruments of conveyance and transfer and take such other actions as may reasonably be requested in order to consummate the Approved Sale. All Lenders will bear their pro rata share (based upon the number of shares sold to the total number of shares outstanding) of the reasonable costs and expenses of any Approved Sale to the extent such costs and expenses are incurred for the benefit of all selling Lenders and are not otherwise paid by the Company or the acquiring party. Costs incurred by any Lender on its own behalf will not be considered costs of the Approved Sale hereunder.

     Section 9.12.  Tag-Along Rights.
                    ----------------

     (a) Each Lender agrees that in connection with the consummation of any transaction or series of related transactions involving the transfer of shares of Preferred Stock or Common Stock that constitute a "Significant Transfer" (as hereinafter defined), Nomura, Trust and their permitted transferees (collectively, the "Tag-Along Rightholders") will be offered an equal opportunity (the "Tag-Along Right") to participate in such transaction or transactions on a pro rata basis (based upon their respective ownership of the shares of Preferred Stock and Common Stock acquired by the Lenders pursuant to this Agreement) and, subject to paragraph (b) below, on identical terms. As used herein, "Significant Transfer" means a Transfer by a Lender to any Person or Persons (including repurchases (but not redemptions) by the Company) of shares of Preferred Stock or Common Stock, as the case may be, which are beneficially owned by such Lender and which represent more than 4% of the then-outstanding shares of any series of Preferred Stock or Common Stock, as the case may be, other than Transfers (i) in a bona fide public offering pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144 under the Securities Act, (ii) by a Lender to an Affiliate of such Lender or (iii) pursuant to an Approved Sale.

     (b) Prior to any Significant Transfer subject to these provisions, the seller (the "Tag-Along Seller") shall notify the Company in writing of the proposed sale. Such notice (the "Tag-Along Sale Notice") shall set forth the number of shares of Preferred Stock or Common Stock subject to the proposed sale, the proposed amount of consideration and terms and conditions of payment which are part of the proposed sale and the name, address and phone number of the Person proposing to purchase such shares (the "Proposed Purchaser"). The Company shall promptly, and in any event within 15 days, mail or cause to be mailed the Tag-Along Sale Notice to the Tag-Along Rightholders. Each Tag-Along Rightholder may exercise the Tag-Along Right by delivery of a written notice (the "Tag-Along Acceptance Notice") to the Tag-Along Seller within 15 days of the date the Company mailed or caused to be mailed the Tag-Along Sale Notice. The Tag-Along Acceptance Notice shall state that the Tag-Along Rightholder proposes to include its pro rata portion of Preferred Stock or Common Stock, as the case may be, in the proposed sale. If no Tag-Along Acceptance Notice is received during the 15 day period referred to above, the Tag-Along Seller shall have the right during the subsequent 90 day period to effect the proposed sale of shares of Preferred Stock or Common Stock on terms and conditions no more favorable than those stated in the Tag-Along Sale Notice.

     (c) In the event that a Significant Transfer by a Lender involves a sale of shares of Preferred Stock by the Tag-Along Seller to a Proposed Purchaser and such Proposed Purchaser does not initially desire to purchase shares of Series BB Preferred Stock from the Tag-Along Rightholders, then the Tag-Along Seller shall use reasonable efforts to arrange for any of the Tag-Along Rightholders to meet with the Proposed Purchaser. At such meeting, the Tag-Along Rightholders may present a proposal involving the sale of their shares to the Proposed Purchaser. Following such presentation, in the event that the Proposed Purchaser does not desire to purchase shares of Series BB Preferred Stock, then the Tag-Along Seller shall have the right to sell its shares of Preferred Stock to such Proposed Purchaser during the subsequent 90 day period on terms and conditions substantially similar to those in effect on the day of the presentation and neither the Tag-Along Seller nor the Proposed Purchaser shall have any obligation to purchase the shares of Series BB Preferred Stock.

     (d) Each Tag-Along Rightholder that exercises its Tag-Along Rights pursuant to this Section 9.12 shall, at the request of the Tag-Along Seller and without further cost and expense to the Tag-Along Seller, execute and deliver such other instruments of conveyance and transfer and take such other actions as may reasonably be requested in order to consummate the proposed sale of Preferred Stock or Common Stock by the Tag-Along Seller and the Tag-Along Rightholders which have exercised their Tag-Along Rights pursuant to this Section 9.12. Each Tag-Along Rightholder that exercises its Tag-Along rights will bear its pro rata share (based upon the number of shares sold by all Shareholders participating in the transaction) of the reasonable costs and expenses of any sale of shares pursuant to this Section 9.12 to the extent such costs are incurred for the benefit of all selling shareholders and are not otherwise paid by the Company or the acquiring party. Costs incurred by any Lender on its own behalf will not be considered costs of the transaction hereunder.

     Section 9.13.  Full Access.  For so long as any Lender holds any Lender
                    -----------
Stock acquired hereunder, the Company upon reasonable advance written notice will permit, representatives of such lender to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to the Company.

     Section 9.14.  Proceedings and Documents.  Lenders' counsel will receive
                    -------------------------
all such counterpart original and certified or other copies of such documents as they may reasonably request.

                                   ARTICLE 10

               DEFAULT, TERMINATION, REMEDIES AND INDEMNIFICATION

     Section 10.1.  [Intentionally Omitted].

     Section 10.2.  [Intentionally Omitted].

     Section 10.3.  Remedies upon Event of Default.  Unless otherwise
                    ------------------------------
specifically provided herein and in addition to other remedies that may be expressly set forth herein, each Party will have all remedies available at law and in equity in upon the occurrence of an Event of Default by the other Party. Without limiting the generality of the foregoing, the Parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the Parties will be entitled to specific performance of the terms hereof, in addition to such other rights and remedies.

     Section 10.4.  Waiver.  Any Party to this Agreement may (a) extend the
                    ------
time for the performance of any of the obligations or other acts of any other Party, (b) waive any inaccuracies in the representations and warranties of any other Party contained herein or in any document delivered by any other Party pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other Party contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights. After the Closing, this Agreement may be waived or amended by the Company only with the approval of the majority of the members of its board of directors.

     Section 10.5.  Indemnification.
                    ---------------

     (a)  Indemnification Provisions for Benefit of the Lenders.  Each of the
          -----------------------------------------------------
          Company and MCI agrees to indemnify, defend and hold harmless each Lender and its directors, officers, employees, agents, partners, members and stockholders (collectively, the "Lender Indemnified Parties") from and against the entirety of any Adverse Consequences such Lender Indemnified Party may suffer (INCLUDING, WITHOUT LIMITATION, ADVERSE CONSEQUENCES CAUSED BY THE NEGLIGENCE OF ANY SUCH LENDER INDEMNIFIED PARTY) resulting from, arising out of, relating to, in the nature of, or caused by (i) the breach (or the alleged breach) of any representation, warranty or covenant of the Company in this Agreement, and (ii) any operations, businesses or activities of the
          Company or its Affiliates.   Notwithstanding the foregoing, the
          indemnification provided by this Subsection will not apply to Adverse Consequences resulting from, arising out of, relating to, in the nature of, or caused by the gross negligence or willful misconduct of, or breach of this Agreement or any Transaction Document by, any Lender Indemnified Party.

     (b)  [Intentionally Omitted].

     (c)  Claims for Indemnification.
          ---------------------------

          (i) If any third party shall notify any Lender Indemnified Party with respect to any matter (a "Third Party Claim") which may give rise to a claim for indemnification against any other Party (the "Indemnifying Party") under this Section, then the Lender Indemnified Party shall promptly notify each Indemnifying Party thereof in writing; provided, however, that no delay on the part
                                    -----------------
                of the Lender Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

          (ii) Any Indemnifying Party will have the right to defend the Lender Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Lender Indemnified Party so long as (A) the Indemnifying Party notifies the Lender Indemnified Party in writing within fifteen (15) days after the Lender Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Lender Indemnified Party from and against the entirety of any Adverse Consequences the Lender Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (B) the Indemnifying Party provides the Lender Indemnified Party with evidence reasonably acceptable to the Lender Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (C) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (D) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Lender Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Lender Indemnified Party, and (E) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

          (iii) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Subsection 10.6(c)(ii) above, (A) the Lender Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Lender Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed), and (C) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Lender Indemnified Party (not to be unreasonably withheld, conditioned or delayed).

          (iv) In the event any of the conditions in Subsection 10.6(c)(ii) above is or becomes unsatisfied, however, (A) the Lender Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Lender Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith), (B) the Indemnifying Parties will reimburse the Lender Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys' fees and expenses), and (C) the Indemnifying Parties will remain responsible for any Adverse Consequences the Lender Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section.

     (d)  Determination of Adverse Consequences.  The Parties shall take into
          --------------------------------------
          account the time cost of money (using as the discount rate the Applicable Rate as of the last Business Day immediately preceding the date of the written claim for indemnification) in determining Adverse Consequences for purposes of this Section.

     (e)  Other Indemnification Provisions.  The foregoing indemnification
          ---------------------------------
          provisions are in addition to, and not in derogation of, any statutory, equitable, or common law remedy.

                                   ARTICLE 11

                                 MISCELLANEOUS

     Section 11.1.  Survival.  The representations, warranties and covenants of
                    --------
the Company and the Lenders contained in or made pursuant to this Agreement will survive the execution and delivery of this Agreement and the Closing and will in no way be affected by any investigation of the subject matter thereof made by or on behalf of any Lender or the Company.

     Section 11.2.  Successors and Assigns.  Except as otherwise provided
                    ----------------------
herein, the terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective successors and assigns of the Parties (including permitted transferees of any shares of Common Stock or Preferred Stock transferred to a Party pursuant to this Agreement). Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

     Section 11.3.  Governing Law.  This Agreement and the rights of the
                    -------------
parties hereunder shall be governed by and interpreted in accordance with the laws of the State of Georgia, excluding the conflicts of laws provisions.

     Section 11.4.  Counterparts.  This Agreement may be executed in two or
                    ------------
more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Each such multiple counterpart of this Agreement may be transmitted via facsimile or other similar electronic means and executed by one or more of the undersigned, and a facsimile of the signature of one or more of the undersigned shall be deemed an original signature for all purposes and have the same force and effect as a manually-signed original.

     Section 11.5.  Titles and Subtitles.  The titles and subtitles used in
                    --------------------
this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

     Section 11.6.  Notices.  Unless otherwise provided, any notices, requests,
                    -------
claims, demands or other communications required or permitted under this Agreement will be given in writing and will be deemed effectively given (a) upon personal delivery to the Party to be notified, (b) one Business Day following deposit with a nationally recognized overnight courier service, (c) three Business Days after deposit with the United States Post Office, by registered or certified mail, postage prepaid, and (d) upon transmission by facsimile (if a confirmation of delivery is printed by the sending facsimile machine and a copy of the notice is also sent by one of the other methods authorized herein), in each case addressed to the Party to be notified at the address indicated for such Party as follows, or at such other address as such Party may designate by ten (10) days' advance written notice to the other Parties:

          If to the Company:  Malibu Entertainment Worldwide, Inc.
                              717 North Harwood, Suite 1650
                              Dallas, Texas  75201
                              Attn:  Chief Financial Officer
                              Facsimile:  (214) 210-8702

          If to MCI:          Malibu Centers, Inc.
                              717 North Harwood, Suite 1650
                              Dallas, Texas  75201
                              Attn:  Chief Financial Officer
                              Facsimile:  (214) 210-8702

        If to MEIH:      MEI Holdings, L.P.
                         Chase Tower
                         2200 Ross Avenue, Suite 4200-W
                         Dallas, Texas  75201
                         Attn:  Secretary/Treasurer
                         Facsimile:  (214) 220-4948

        If to SZ:        SZ Capital, L.P.
                         Chase Tower
                         2200 Ross Avenue, Suite 4200-W
                         Dallas, Texas  75201
                         Attn:  Secretary/Treasurer
                         Facsimile:  (214) 220-4948

        If to any of the Company, MCI, MEIH or SZ, a copy also to:

                         Munsch Hardt Kopf & Harr, P.C.
                         4000 Fountain Place
                         1445 Ross Avenue
                         Dallas, Texas  75202
                         Attn:  William T. Cavanaugh, Jr., Esq.
                         Facsimile:  (214) 855-7584

        If to Nomura or Trust:

                         Nomura Asset Capital Corporation
                         2 World Financial Center
                         Building B, 21st Floor
                         New York, New York  10281
                         Attn:  Timothy Mackey
                         Facsimile:  (212) 667-1861

        With a copy to:  Dechert Price & Rhoads
                         4000 Bell Atlantic Tower
                         1717 Arch Street
                         Philadelphia, PA  19103
                         Attn:  Peter D. Cripps, Esq. and David W. Forti, Esq.
                         Facsimile:  (215) 994-5106

     Section 11.7.  Finder's Fee and Commissions.  Each Party represents that it
                    ----------------------------
neither is nor will be obligated for any finder's, broker's or investment banker's fee or commission in connection with this transaction. Each Lender agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's, broker's or investment banker's fee or commission (and the costs and expenses of defending against such liability or asserted liability) for which such Lender or any of its officers, partners, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless each Lender from any liability for any commission or compensation in the nature of a finder's, broker's or investment banker's fee or commission (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

     Section 11.8.  Transaction Costs and Other Expenses.  The Company and MCI
                    ------------------------------------
will be responsible for paying or reimbursing the Lenders for all reasonable Transaction Costs. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement or any other Transaction Document, the prevailing Party will be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled.

     Section 11.9.  Amendments and Waivers.  Any term of this Agreement may be
                    ----------------------
amended only with the written consent of the Company and the Lenders and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only if set forth in an instrument in writing, signed by the Party to be bound thereby. Any amendment or waiver effected in accordance with this Section will be binding upon each holder of any Lender Stock purchased under this Agreement at the time outstanding (including securities into which such Lender Stock is convertible), each future permitted transferee of all such Lender Stock, the Company and MCI.

     Section 11.10.  Severability.  If one or more provisions of this Agreement
                     ------------
are held to be unenforceable under applicable law, such provision will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provision were so excluded and will be enforceable in accordance with its terms.

     Section 11.11.  Aggregation of Stock.  All shares of Lender Stock held or
                     --------------------
acquired by entities or Persons that are Affiliates will be aggregated together for the purpose of determining the availability of any rights under this Agreement.

     Section 11.12.  Entire Agreement.  This Agreement and the Transaction
                     ----------------
Documents constitute the entire agreement among the Parties and no Party will be liable or bound to any other Party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein. This Agreement (including the Transaction Documents) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof, including without limitation the Prior Agreement. In the event of any conflict or inconsistency between the terms and provisions of this Agreement and the terms and provisions of any Transaction Document, the terms and provisions of such Transaction Document will control.

     Section 11.13.  Consents and Approvals.  Unless otherwise expressly set
                     ----------------------
forth herein, any consent or approval required hereunder must be in writing and may be granted or withheld in the sole and absolute discretion of the Party from whom such consent or approval is requested.

     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.


                              Company:
                              -------

                              MALIBU ENTERTAINMENT WORLDWIDE, INC.,
                              a Georgia corporation

                              By:____________________________________
                              Name:__________________________________
                              Title:_________________________________


                              MCI:
                              ---

                              MALIBU CENTERS, INC.,
                              a Delaware corporation

                              By:____________________________________
                              Name:__________________________________
                              Title:_________________________________


                              Nomura:
                              ------

                              NOMURA ASSET CAPITAL CORPORATION,
                              a Delaware corporation

                              By:____________________________________
                              Name:__________________________________
                              Title:_________________________________


                              Trust:
                              -----

                              PARTNERSHIP ACQUISITION TRUST V,
                              a Delaware business trust

                              By:____________________________________
                              Name:__________________________________
                              Title:_________________________________

                              MEIH:
                              ----

                              MEI HOLDINGS, L.P.,
                              a Delaware limited partnership

                              By:  MEI GENPAR, L.P.,
                                   a Delaware limited partnership,
                                   its general partner

                              By:  HH GenPar Partners,
                                   a Texas general partnership,
                                   its general partner

                              By:  Hampstead Associates, Inc.,
                                   a Texas corporation,
                                   a managing general partner


                                 By:_________________________________
                                    Name:____________________________
                                    Title:___________________________


                              SZ:
                              --

                              SZ CAPITAL, L.P.,
                              a Delaware limited partnership

                              By:   SZ GENPAR, L.P.,
                                    a Delaware limited partnership,
                                    its general partner

                              By:   HH GenPar Partners,
                                    a Texas general partnership,
                                    its general partner

                              By:   Hampstead Associates, Inc.,
                                    a Texas corporation,
                                    a managing general partner


                                 By:_________________________________
                                    Name:____________________________
                                    Title:___________________________

                                 EXHIBIT "A-1"

        Form of Certificate of Designation for Series AA Preferred Stock
        ----------------------------------------------------------------

                                 EXHIBIT "A-2"

                Form of Series AA Registration Rights Agreement
                -----------------------------------------------

                                 EXHIBIT "B-1"

        Form of Certificate of Designation for Series BB Preferred Stock
        ----------------------------------------------------------------

                                 EXHIBIT "B-2"

                Form of Series BB Registration Rights Agreement
                -----------------------------------------------

                                 EXHIBIT "C-1"

        Form of Certificate of Designation for Series CC Preferred Stock
        ----------------------------------------------------------------

                                 EXHIBIT "C-2"

                Form of Series CC Registration Rights Agreement
                -----------------------------------------------

                                  EXHIBIT "D"

                             Form of Mutual Release
                             ----------------------

                                  EXHIBIT "E"

                         Form of Stock Purchase Request
                         ------------------------------

                                 [LETTERHEAD]



                                       [Date]



SZ Capital, L.P.
Chase Tower
2200 Ross Avenue
Suite 4200-W
Dallas, Texas  75201
Attn:  Secretary/Treasurer

     Re:  Malibu Entertainment Worldwide, Inc.  Stock Purchase Request

Ladies and Gentlemen:

     This Stock Purchase Request is delivered pursuant to Section 2.2(a) of the Second Amended and Restated Recapitalization Agreement, dated as of July 20, 1999, by and among Malibu Entertainment Worldwide, Inc., Malibu Centers, Inc., MEI Holdings, L.P., SZ Capital, L.P., Nomura Asset Capital Corporation and Partnership Acquisition Trust V (the "Recapitalization Agreement").

     As reflected in the most recent Working Capital Report (as such term is defined in the Recapitalization Agreement), the Company lacks (or within the next sixty (60) days will lack) the necessary funds to meet its Working Capital Requirements (as such term is defined in the Recapitalization Agreement).

     Therefore, SZ Capital, L.P. is hereby notified of its obligation to purchase $_________ of Series AA Preferred Stock, no par value, of Malibu Entertainment Worldwide, Inc. (____ shares) within the next thirty (30) days.

                              Very truly yours,

                                  SCHEDULE 5.1

                             Schedule of Exceptions
                             ----------------------

5.1(i)  Litigation
        ----------

        ThrillTime Entertainment International, Inc., a British Columbia corporation ("ThrillTime"), has alleged that the Company is in default of its obligations under that certain Master Purchase and License Agreement dated as of December 12, 1996, as amended (the "Master Agreement"), by and between ThrillTime, the Company, and SuperStar Dragsters, Inc. On June 17, 1999, ThrillTime notified the Company of its intention to submit its disputes with the Company to arbitration pursuant to the terms of the Master Agreement.
ThrillTime seeks monetary damages and is currently in the process of ascertaining the full extent of its alleged damages that it has suffered due to the Company's alleged breach.

                                  SCHEDULE 9.9

                             Affiliate Transactions
                             ----------------------

A. Investment Agreement, dated June 5, 1996, as amended, by and between Mountasia Entertainment International, Inc. and MEIH, and all related agreements, obligations and transactions, including, and limited to:

     1. Services Agreement, dated as of August 28, 1996, by and between Mountasia Entertainment International, Inc. and The Hampstead Group, L.L.C., as amended;

     2. Warrant for Shares of Common Stock of Mountasia Entertainment International, Inc. dated August 28, 1996 and issued to MEIH, as amended; and

     3. Registration Rights Agreement, dated as of August 28, 1996, by and between the Company and the Purchaser.

B. The purchase of shares of Series AA Preferred Stock by SZ pursuant to the terms of this Agreement.

C. The purchase of shares of Series CC Preferred Stock by MEIH pursuant to the terms of this Agreement.

           CERTIFICATE OF DESIGNATIONS OF SERIES BB PREFERRED STOCK


                           ARTICLES OF AMENDMENT TO

                           ARTICLES OF INCORPORATION

                                      OF

                     MALIBU ENTERTAINMENT WORLDWIDE, INC.

     In accordance with Section 14-2-1006 of the Georgia Business Corporation Code (the "Code"), Malibu Entertainment Worldwide, Inc., a Georgia corporation
           ----
(the "Corporation"), hereby certifies as follows:
      -----------

                                       I.

     The name of the corporation is Malibu Entertainment Worldwide, Inc.

                                      II.

     Section 2 of Article III of the Articles of Incorporation is hereby amended to add the following Subsection 2.9:

          "2.9  Series BB Preferred Stock. Five thousand shares of Preferred
                -------------------------
     Stock, no par value, of the Corporation are designated as "Series BB Preferred Stock" having the voting powers, preferences and relative participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, as are set forth below (the "Series BB
                                                                       ---------
     Preferred"). Shares of Series BB Preferred shall not be sold for
     ---------
     consideration that is less than the liquidation preference of such shares.

          2.9.1.  Dividends and Distributions.
                  ---------------------------

          (a)     The holders of shares of Series BB Preferred, in preference to the holders of the Common Stock, no par value per share (the "Common
                                                                      ------
     Stock"), and of any and all other classes or series of preferred or other
     -----
     capital stock of the Corporation other than the Series AA Preferred (hereinafter defined) of the Corporation (collectively, the "Series BB
                                                                  ---------
     Junior Stock"), will be entitled to receive dividends, when and as declared
     ------------
     by the Board out of funds legally available therefor, at an annual rate of $9,000 per share, payable quarterly in arrears on the 1st day of each of January, April, July and October of each year (except that if any such date is not a Business Day (as defined below), then such dividend will be payable on the next day that is a Business Day) (the "Dividend Payment
                                                           ----------------
     Date"), commencing with the date of the first issuance of any shares of the
     ----
     Series BB Preferred (the "Initial Issuance Date"), prior and in preference
                               ---------------------
     to any declaration or payment of any dividend on Series BB Junior Stock (other than (i) a dividend or distribution on Series BB Junior Stock solely in shares of Series BB Junior Stock and then only if all accrued but unpaid dividends on the Series BB Preferred have been or are concurrently being paid as provided herein and (ii) a dividend or distribution on Series BB Junior Stock in cash with Series BB Approval (as defined below) prior thereto as provided in Section 2.9.2(b)). Such dividends will be cumulative and accrue with respect to each share of Series BB Preferred from the date of issuance of such share of Series BB Preferred (the "Dividend
                                                            --------
     Commencement Date"), whether or not declared by the Board and whether or
     -----------------
     not there are funds of the Corporation legally available for payment of such dividends. No accrued or accumulated dividends on the Series BB Preferred will bear interest. As used herein, the term "Series AA
                                                             ---------
     Preferred" means all shares of Preferred Stock, no par value, of the
     ---------
     Corporation that are designated as "Series AA Preferred Stock", as set forth in the Charter. For purposes hereof, "Business Day" means any day
                                                 ------------
     other than a Saturday, Sunday or any other day on which national banks in Dallas, Texas are not open for business.

          (b) Any dividends that accrue and are payable shall be paid (i) by the issuance as of the Dividend Payment Date of additional shares of fully paid, nonassessable Series BB Preferred having an aggregate liquidation preference equal to the amount of such accrued dividends or
     (ii) in cash, with the determination of whether dividends are to be paid in cash or by issuance of additional shares to be made by the Board, in its sole discretion; provided, however, that any dividends that first accrue on or after January 1, 2002 may not be paid by the issuance of additional shares of Series BB Preferred unless the Corporation has first obtained Series BB Approval in writing prior to the applicable Dividend Payment Date. In the event that dividends are declared and paid by the issuance of additional shares of Series BB Preferred as provided in the previous sentence, such dividends will be deemed paid in full and will not accumulate. The Corporation will deliver certificates representing shares of Series BB Preferred issued pursuant to this Section 2.9.1(b) promptly after the Dividend Payment Date.

          (c) Each dividend will be payable to holders of record as they appear on the stock books of the Corporation on the record date which shall be the last day of a fiscal quarter of the Corporation.

          (d) Notwithstanding anything to the contrary contained herein, without a Series AA Approval (as such term is defined in the Certificate of Designations for the Series AA Preferred), (i) no dividends, whether in cash or in additional shares of Series BB Preferred, shall be paid on the Series BB Preferred with respect to any quarter unless all accrued but unpaid dividends on the Series AA Preferred together with dividends on the Series AA Preferred for the current quarterly period shall have been paid by the Corporation and (ii) no cash dividends on the Series BB Preferred shall be paid for any quarterly periods ending after January 1, 2003 unless cash dividends for such quarterly period are paid to the holders of Series AA Preferred contemporaneously therewith or prior thereto.

          2.9.2.  Voting Rights.  Holders of Series BB Preferred will have
                  -------------
     no voting rights and their consent will not be required for taking any corporate action except (a) for any amendments to this Certificate of Designations of Series BB Preferred Stock, (b) as otherwise required by law or as otherwise provided in Section 2.9.3 herein and (c) that, if any share of Series BB Preferred is then outstanding, the affirmative vote or consent of holders of a majority of the then-outstanding shares of Series BB Preferred, voting together as a single voting group (provided that any such amendment described in Section 2.9.2(a) herein that adversely changes the dividend payable on or liquidation preference of the Series BB Preferred shall require the affirmative vote or consent of all holders of Series BB Preferred) (a "Series BB Approval"), will be required in order for the
                    ------------------
     Corporation to:

               (i) Amend the Charter in any way, whether by amending the terms of this Section 2.9 or any other provision of the Charter, that adversely affects any of the powers, designations, preferences and relative, participating, optional and other special rights of the Series BB Preferred;

               (ii) Subject to Section 2.9.1(a), declare or pay any cash or other dividends on, or make any other distributions in respect of any other shares of Series BB Junior Stock;

               (iii) Redeem or purchase or otherwise acquire for consideration any shares of any Series BB Junior Stock (except (A) in connection with the exercise of employee stock options and (B) in connection with the repurchase of up to $2,500,000 in liquidation preference of Series CC Preferred Stock, no par value, of the Corporation (the "Series CC
                                                                     ---------
          Preferred"), plus an amount equal to all accrued but unpaid dividends
          ---------
          thereon during each calendar year pursuant to Section 2.10.9 of the Certificate of Designations of Series CC Preferred Stock);

               (iv) Authorize or issue any shares of capital stock or increase the authorized number of shares of any class or series of capital stock ranking prior or superior to, or on parity with, the Series BB Preferred with respect to dividends or other distributions or upon liquidation, dissolution or winding up of the Corporation (except to SZ Capital, L.P. or its successors or assigns in accordance with (A) the terms of the Second Amended and Restated Recapitalization Agreement, dated July 1999, among the Corporation, Malibu Centers, Inc., Nomura Asset Capital Corporation ("Nomura"), Partnership
                                                   ------
          Acquisition Trust V (the "Trust"), MEI Holdings, L.P. ("MEIH") and SZ
                                    -----                         ----
          Capital, L.P. ("SZ") (the "Recapitalization Agreement") and (B) shares
                          --         --------------------------
          of Series AA Preferred issued pursuant to Section 2.8.1 of the Certificate of Designations of Series AA Preferred Stock);

               (v) Pay any dividends on the Series BB Preferred that first accrue on or after January 1, 2002 by the issuance of additional shares of Series BB Preferred;

               (vi) Issue any shares of Series BB Preferred other than the shares issued to Partnership Acquisition Trust V on the date of the Recapitalization Agreement or issued as payments of dividends on shares of Series BB Preferred as provided herein;

               (vii) Issue more than $18,500,000 in liquidation preference of shares of Series AA Preferred to SZ Capital, L.P. or its affiliates pursuant to Sections 2.9(a) and 2.9(b) of the Recapitalization Agreement or otherwise;

               (viii) Amend Section 2.8.8 of the Certificate of Designations of Series AA Preferred Stock or Section 2.10.9 of the Certificate of Designations of the Series CC Preferred Stock; or

               (ix) In one or a series of related transactions, consolidate or merge with or into (whether or not the Corporation is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets to, another person or entity or adopt a plan relating to the liquidation or dissolution of the Corporation unless (1) either (I) the Corporation shall be the surviving or continuing entity or (II) the entity (if other than the Corporation) formed by or surviving any such consolidation or merger or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made shall be a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (2) the Series BB Preferred shall be converted into or exchanged for and shall become shares of the successor, transferee or resulting entity, having in respect of such successor, transferee or resulting entity substantially the same powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, that the Series BB Preferred had immediately prior to such transaction; (3) the Corporation or such successor, transferee or resulting entity as applicable, shall have a Consolidated Net Worth (immediately after such transaction but prior to any purchase accounting adjustments for such transaction) equal to or greater than the Consolidated Net Worth of the Corporation immediately prior to such transaction; and (4) the Corporation delivers to the holders of the Series BB Preferred prior to the consummation of the proposed transaction an officer's certificate or an opinion of counsel reasonably satisfactory to the holders of the Series BB Preferred to the combined effect that such sale, assignment, transfer, lease, conveyance or other disposition complies with the terms of the Articles of Incorporation, including without limitation, this Certificate of Designations, and that all conditions precedent to such sale, assignment, transfer, lease, conveyance or other disposition have been satisfied. Notwithstanding the foregoing, the consent of the holders of the Series BB Preferred shall not be required to authorize or approve the merger of any wholly-owned subsidiary of the Corporation with and into the Corporation.

          For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of related transactions) of properties or assets of one or more subsidiaries of the Corporation which, if all properties and assets of such subsidiaries were held directly by the Corporation, would constitute a transfer of all or substantially all of the properties and assets of the Corporation shall be deemed to be a transfer of all or substantially all of the properties and assets of the Corporation. "Consolidated Net Worth" means the net worth of the Corporation and
           ----------------------
          its subsidiaries determined by the Corporation's auditors based on the consolidated balance sheet of the Corporation prepared in accordance with GAAP. As used herein, "GAAP" means the generally accepted
                                       ----
          accounting principles in the United States.

     The Corporation will not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could purchase or otherwise acquire such shares at such time and in such manner in accordance with the foregoing restrictions.

               2.9.3.  Voting Rights in Certain Circumstances.
                       --------------------------------------

               (a) (i) Except as otherwise set forth in this Section 2.9.3, if for any reason (x) on January 1, 2002, the Corporation has not paid either by cash or the issuance of additional shares of Series BB Preferred in accordance with and as permitted by the provisions of this Section 2.9, all dividends that are accrued and payable for all quarterly periods ending prior to January 1, 2002, (y) at any time on and after January 1, 2003, the Board does not declare or the Corporation does not pay all dividends first accruing on or after January 1, 2002 in full in cash for any two quarters or (z) the Corporation does not redeem all shares of Series BB Preferred in accordance with Section 2.9.6 prior to January 1, 2014 (any of (x),
          (y), or (z) a "Series BB Board Representation Event"), then the
                         ------------------------------------
          holders of Series BB Preferred will be entitled, at any annual meeting of the shareholders or any special meeting called for such purpose (which meeting will be called upon the request of the holders of at least 20% of the then-outstanding shares of Series BB Preferred as provided below), to elect (1) a number of directors (the "Series BB
                                                                    ---------
          Directors") equal to the Series BB Board Representation Number (as
          ---------
          defined below) and (2) as set forth in paragraph (ii) below, three Outside Directors (as defined below)(the rights to elect directors set forth in clauses (1) and (2) are sometimes referred to herein as the "Board Representation Requirement").
          ---------------------------------

               (ii) If a Series BB Board Representation Event has occurred, the Board Representation Requirement set forth in paragraph (i) above shall also require that the Board of Directors of the Corporation
          include three Outside Directors.   The Outside Directors shall be
          approved by a vote (an "Outsider Director Vote") of each of (1) the
                                  ----------------------
          holders of Series BB Preferred, voting as a separate voting group, and
          (2) the holders of the Common Stock, Series AA Preferred pursuant to their rights in Section

          2.8.2(a) of the Certificate of Designations of Series AA Preferred Stock, and Series CC Preferred pursuant to their rights in Section 2.10.2(a) of the Certificate of Designations of Series CC Preferred Stock, voting together as a single voting group, separate from the Series BB Preferred, with the number of votes each share of Series AA or Series CC Preferred, as the case may be, is entitled to cast being determined with reference to the number of shares of Common Stock into which such share of Series AA or Series CC Preferred, as the case may be, may be converted.

               (iii)  "Affiliate" means, with respect to any person or entity,
                       ---------
          any other person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such person or entity. The "Series BB Board
                                                     ---------------
          Representation Number" shall be equal to (x) the number of directors
          ---------------------
          constituting the entire Board of Directors of the Corporation minus three (or such lesser number of Outside Directors which shall be in office), divided by (y) 2; provided that if such calculation produces a fraction, such fraction shall be rounded upward to the next nearest whole number to determine the Series BB Board Representation Number and provided further that in no event shall the Series BB Board
          Representation Number be less than two.   A director shall qualify as
          an "Outside Director" if such director is not an Affiliate (except in
              ----------------
          his capacity as a director of the Corporation), officer or employee of the Corporation, MEIH, SZ, Trust or any other holders of a majority of the then-outstanding shares of Series AA Preferred, Series BB Preferred, Series CC Preferred or Common Stock, or any of its subsidiaries and is not an officer, director or employee of any Affiliate of the Corporation, MEIH, SZ, Trust or any other holders of a majority of the then-outstanding shares of Series AA Preferred, Series BB Preferred, Series CC Preferred or Common Stock.

               (iv) The Corporation will notify all holders of Series BB Preferred as promptly as possible after the occurrence of a Series BB Board Representation Event of such occurrence and the material facts relating thereto. In the event that the Corporation obtains a Series BB Approval to pay a dividend that first accrues on or after January 1, 2002 by issuance of additional shares of Series BB Preferred in lieu of cash and the Corporation agrees to pay such dividend in shares of Series BB Preferred, the receipt of such approval by the Corporation and subsequent delivery of certificates representing shares of the Series BB Preferred issued in full payment of such dividend shall constitute a waiver of the voting rights specifically provided in this Section 2.9.3(a) for the quarter in which such dividends were required to be declared by the Board and paid by the
          Corporation.   Under no circumstances shall such waiver by the holders
          of Series BB Preferred in one quarter constitute a waiver for subsequent quarters.

               (b) (i) Whenever the right to elect directors of the Corporation has accrued to the holders of Series BB Preferred, the Corporation may, and upon the written request of the holders of record of at least 20% of the then-outstanding shares of Series BB Preferred will, promptly satisfy the Board Representation Requirement by increasing the size of the Board and/or using reasonable efforts to secure the resignations of such number of directors as is necessary to enable the Series BB Directors and the Outside Directors to promptly be elected to the Board. If the Board Representation Requirement is not so satisfied, then, at any time after the right to elect directors has vested in the Series BB Preferred pursuant to this Section 2.9.3, the Secretary of the Corporation may, and, upon the written request of the holders of record of at least 20% of the then-outstanding shares of the Series BB Preferred, addressed to the Secretary at the principal office of the Corporation, will, call a special meeting of the holders of Series BB Preferred for the election of the Series BB Directors and the Outside Directors (and the holders of the Common Stock and Series AA and Series CC Preferred in respect of the Outside Directors) as herein above provided, to be held within 30 calendar days after such call and at the place and upon the notice provided by law and in the Bylaws of the Corporation for the holding of meetings of shareholders. If any such special meeting required to be called as above provided has not been called by the Secretary within 30 calendar days after receipt of any such request, then the holders of record of at least 20% of the then-outstanding Series BB Preferred may designate in writing one of their number to call such meeting, and the person so designated may call such meeting to be held at the place and upon the notice above provided, and for that purpose will have access to the stock ledger of the Corporation. If any such special meeting has been called by the Secretary of the Corporation or by the holders of the Series BB Preferred as above provided, and if the holders of at least a majority of the then-outstanding shares of Series BB Preferred and entitled to vote at such meeting are present or represented by proxy at such meeting or any adjournment thereof, then, by vote of the holders of at least a majority of such shares of Series BB Preferred present or so represented at such meeting, the then-authorized number of directors of the Corporation will be increased by such number of directors as is necessary to enable the Series BB Directors and the Outside Directors to promptly be elected to the Board, and at such meeting, the holders of the Series BB Preferred will be entitled to elect the additional Series BB Directors so provided for and the applicable holders will be entitled to elect by an Outsider Director Vote the additional Outside Directors, such that the holders of Series BB Preferred shall have elected a number of Series BB Directors equal to the Series BB Board Representation Number and the applicable holders shall have elected by an Outsider Director Vote three Outside Directors, but any directors so elected will hold office only until their respective successors are duly elected and qualified at the annual meeting of shareholders or special meeting held in place thereof next succeeding their election, at which time their successors will be elected by vote of the applicable holders present or so represented at such meeting. The foregoing remedy will not be deemed exclusive, and shall be in addition to all other rights and remedies available at law or equity to the holders of Series BB Preferred. Except for the waiver described in Section 2.9.3(a), the failure to exercise, or any delay in exercising any rights under this Section
          2.9.3 as to a particular Series BB Board Representation Event will not diminish or otherwise affect the rights hereunder.

               (c) Upon the occurrence of a Series BB Board Representation Event, each holder of a share of the Series BB Preferred will be entitled to receive the same prior notice of any shareholders' meeting as provided to the holders of Common Stock in accordance with the Bylaws of the Corporation, as well as prior notice of all shareholder actions to be taken by legally available means in lieu of meeting, and will vote separately as a class to the extent herein provided. Fractional votes will be permitted, and any fractions will be counted in computing voting rights. Any action which may be taken by the holders of Series BB Preferred may be taken without a meeting of Series BB Preferred shareholders upon the execution of written consents to such action by holders of the number of shares of Series BB Preferred that would be required to vote in favor of taking such action at any meeting of holders of Series BB Preferred at which all such holders were present and voting.

               (d) Following a Series BB Board Representation Event, whenever all arrears in dividends on the Series BB Preferred then outstanding for the quarterly periods that gave rise to the Series BB Board Representation Event have been paid and dividends thereon for the current quarterly dividend period shall have been declared by the Board and paid by the Corporation, then the right of holders of the Series BB Preferred to satisfy the Board Representation Requirement shall cease (but subject always to the same provisions for the occurrence of a Series BB Board Representation Event that causes the vesting of the Board Representation Requirement specifically set forth in Section 2.9.3(a)), and one month after all such dividends are paid to the holders of the Series BB Preferred
     (i) the term of office of Series BB Directors pursuant to Section 2.9.3 shall terminate in the event that such director(s) were elected to fill seat(s) on the Board created to satisfy this Section 2.9.3 and/or (ii) the holders of Series BB Preferred will use reasonable efforts to secure the resignation(s) of the number of Series BB Directors.

               (e) For so long as the Board Representation Requirement is in effect, then the holders of Series BB Preferred shall at all times be entitled to elect a number of Series BB Directors equal to the Series BB Board Representation Number and shall be entitled to vote in the election of three Outside Directors as set forth in paragraph (a) above, including in the event the size of the Board is increased to satisfy any similar board representation requirements held by any other classes or series of Preferred Stock.

               (f) Shares of Series BB Preferred owned by the Corporation or any subsidiary of the Corporation will not be counted as outstanding for any purpose of these Articles of Amendment to Articles of Incorporation of the Corporation.

               (g) For so long as the Board Representation Requirement is in effect, any vacancies among the directorships relating the directors to be elected solely by vote of the holders of Series BB Preferred pursuant to their rights to elect the Series BB Directors may be filled by the majority vote of such Series BB Directors then in office. For so long as the Board Representation Requirement is in effect, any vacancies among the Outside Directors may be filled by majority vote of the entire Board of Directors then in office; provided that a majority of the Series BB Directors then in office shall have voted in favor of so filling such vacancy. Notwithstanding the foregoing, any action taken by the Board of Directors or members thereof to fill vacancies pursuant to this paragraph shall not detract from the rights of holders of Series BB Preferred to elect and remove, at any time, the Series BB Directors and the Outside Directors (in the case of the Outside Directors, such removal to be only with the concurrence of the holders of Series AA Preferred, Series CC Preferred and Common Stock voting together as a single voting group, separate from the Series BB Preferred Stock who shall also vote as a single voting group).

               2.9.4.  Reacquired Shares.  If permitted by law, any shares of
                       -----------------
     Series BB Preferred that are issued and thereafter cease to be issued and outstanding for any reason will be restored to the status of authorized but unissued shares of preferred stock of the Corporation, including shares of Series BB Preferred, and may be reissued as part of a new series of preferred stock of the Corporation subject to the conditions and restrictions on issuance set forth herein (including without limitation
     Section 2.9.2 hereof) or in any other certificate of designations creating a series of preferred or any similar stock of the Corporation.

               2.9.5.  Liquidation, Dissolution or Winding Up.  Upon any
                       --------------------------------------
     liquidation, dissolution or winding up of the Corporation, no distribution will be made to the holders of shares of Series BB Junior Stock unless, prior thereto, the holders of shares of Series BB Preferred shall have received $100,000 per share plus accrued and unpaid dividends. Neither a consolidation or merger of the Corporation with another corporation or other legal entity, nor a sale or transfer of all or part of the Corporation's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Corporation.

               2.9.6. Redemption.
                      ----------

               (a)    Redemption Price.  Shares of Series BB Preferred may be
                      ----------------
     redeemed (to the extent not previously redeemed) by the Corporation, at its sole option, at any time after issuance and:

               (i) prior to or on January 1, 2001, at a price per share of $100,000 plus accrued and unpaid dividends through the date such redemption price is paid ("Accrued Dividends");
                                     -----------------

               (ii) after January 1, 2001 and prior to or on January 1, 2002, at a price per share of $105,000 plus Accrued Dividends;

               (iii) after January 1, 2002 and prior to or on January 1, 2003, at a price per share of $104,000 plus Accrued Dividends;

               (iv) after January 1, 2003 and prior to or on January 1, 2004, at a price per share of $103,000 plus Accrued Dividends;

               (v) after January 1, 2004 and prior to or on January 1, 2005, at a price per share of $102,000 plus Accrued Dividends;

               (vi) after January 1, 2005 and prior to or on January 1, 2006, at a price per share of $101,000 plus Accrued Dividends; and

               (vii) after January 1, 2006, at a price per share of $100,000 plus Accrued Dividends;

     provided, however, that no shares of Series BB Preferred may be redeemed by the Corporation under this Section 2.9.6 (A) unless no shares of Series AA Preferred are outstanding on the date the Redemption Notice is given or will be outstanding as of the date fixed for redemption or (B) unless the Corporation has obtained a Series AA Approval to such redemption.

               (b)    Redemption Procedures.  At least 30 calendar days and not
                      ---------------------
     more than 60 calendar days prior to the date fixed for any redemption of Series BB Preferred, written notice ("Redemption Notice") will be given by
                                           -----------------
     the Corporation by first class mail, postage prepaid, to each holder of record of Series BB Preferred on the record date fixed for such redemption by the Board at such holder's address as it appears on the stock books of the Corporation, provided that no failure to give such notice nor any deficiency therein will affect the validity of the procedure for redemption of any shares of Series BB Preferred except as to the holder or holders to whom the Corporation has failed to give such notice or whose notice was defective. The Redemption Notice will state:

               (i)    the redemption price;

               (ii) whether all or fewer than all of the outstanding shares of Series BB Preferred are to be redeemed and the total number of shares of Series BB Preferred being redeemed;

               (iii) the date fixed for redemption by the Board, which date will occur within the applicable redemption period specified in clause
          (a) above (the "Redemption Date");
                          ---------------

               (iv) the place or places and manner in which the holder is to surrender his or her certificate(s) to the Corporation; and

               (v) that dividends on the shares of Series BB Preferred to be redeemed will cease to accumulate on the Redemption Date unless the Corporation defaults in payment in full of the applicable redemption price.

               (c) Upon surrender of the certificate(s) representing shares of Series BB Preferred that are the subject of redemption pursuant to Section 2.9.6(a), duly endorsed (or otherwise in proper form for transfer, as determined by the Corporation), in the manner and at the place designated in the Redemption Notice and on the Redemption Date, the full redemption price for such shares will be paid in cash to the person or entity whose name appears on such certificate(s) as the owner thereof, and each surrendered certificate will be canceled and retired. In the event that fewer than all of the shares represented by any one certificate are redeemed, a new certificate will be issued representing the unredeemed shares.

               (d) On and after the Redemption Date, unless the Corporation defaults in the payment in full of the applicable redemption price, dividends on the Series BB Preferred to be redeemed will cease to accumulate, and all rights of the holders thereof will terminate with respect thereto on the Redemption Date, other than the right to receive the redemption price, provided, however, that if a Redemption Notice has been given as provided in Section 2.9.6(b) and the funds necessary for redemption (including an amount in cash in respect of all dividends that will accumulate to the Redemption Date) have been irrevocably deposited in trust with a bank having an aggregate shareholders' equity of at least $5.0 billion for the equal and ratable benefit of all holders of shares of Series BB Preferred that are to be redeemed, then, at the close of business on the day on which such funds are deposited in trust, dividends on the Series BB Preferred to be redeemed will cease to accumulate and the holders thereof will cease to be shareholders of the Corporation and be entitled only to receive the redemption price.

               (e) If (i) the funds of the Corporation legally available for redemption of shares of Series BB Preferred on the date scheduled for a redemption are insufficient to redeem the total number of shares of Series BB Preferred to be redeemed on such date or (ii) the Corporation elects to redeem fewer than all of the then-outstanding shares of Series BB Preferred, then the Corporation shall redeem outstanding shares of Series BB Preferred ratably among the holders of such shares to be redeemed based on their holdings of Series BB Preferred. The shares of Series BB Preferred not redeemed will remain outstanding and entitled to all the rights and preferences provided herein. If the funds of the Corporation legally available for redemption of shares of Series BB Preferred on the date scheduled for a redemption are insufficient to redeem the total number of shares of Series BB Preferred to be redeemed on such date, then at any time thereafter when additional funds of the Corporation become legally available, such funds will immediately be used to redeem the balance of the shares that the Corporation has become obligated to redeem on any scheduled redemption date that it has not redeemed.

               2.9.7. Repurchase Upon Change in Control.
                      ---------------------------------

               (a) In the event of the occurrence of a Change in Control, or if the Corporation enters into a definitive agreement providing for a transaction that, upon consummation would result in a Change in Control, the Corporation will, within 30 calendar days after such Change in Control or the execution of such an agreement, offer to purchase each then-outstanding share of Series BB Preferred for an amount per share equal to $100,000 plus accrued and unpaid dividends through the date of purchase. Within 10 calendar days after such Change in Control or the execution of such an agreement, the Corporation will provide written notice (a "Repurchase Notice") to each
                                                 -----------------
     holder of Series BB Preferred at such holder's address as it appears on the stock books of the Corporation. The Repurchase Notice will state (i) the repurchase price, (ii) the commencement date of such offer and the expiration date of such offer (which shall be no less than 20 Business Days after the commencement date), (iii) the Repurchase Date (as defined below) on which shares tendered during the offer period will be repurchased by the Corporation, (iv) the place or places and manner in which the holder is to surrender his or her certificate(s) to the Corporation, and (v) that dividends on the shares of Series BB Preferred that are tendered for repurchase will cease to accumulate on the Repurchase Date unless the Corporation defaults in payment in full of the applicable repurchase price. The Corporation will comply with the requirements of all applicable securities laws and regulations in connection with such a transfer. The Corporation will purchase any shares tendered to the Corporation during such offer period on the applicable Repurchase Date. The term "Repurchase
                                                                    ----------
     Date" shall mean (i) with respect to a Change in Control that has already
     ----
     occurred, the expiration date of the offer period, as set forth in the Repurchase Notice, and (ii) with respect to a Change in Control that will result upon consummation of an agreement executed by the Corporation, the date on which the transactions contemplated by such agreement are consummated; provided, that, if the agreement referenced in the preceding clause (ii) is terminated prior to closing or the transactions contemplated thereby are not otherwise consummated, then the Repurchase Date shall not be deemed to have occurred and the Corporation shall not have any obligation to consummate the repurchase of shares pursuant to this Section
     2.9.7 and the Corporation, by subsequent written notice to the holders of Series BB Preferred, shall rescind such offer to repurchase and shall return any certificates previously tendered to the Corporation. Notwithstanding the foregoing, the Corporation shall not repurchase any shares of Series BB Preferred on the Repurchase Date unless the Corporation also repurchases contemporaneously therewith or prior thereto a Ratable Portion of the shares of Series AA Preferred based on the liquidation value (face value plus accrued and unpaid dividends) of the outstanding shares of each series. As used herein, "Ratable Portion" shall be the percentage
                                   ---------------
     determined by multiplying (A) the quotient of (x) the liquidation value of the outstanding shares of the applicable series of preferred stock divided by (y) the aggregate liquidation value of the outstanding shares of the Series AA Preferred and the Series BB Preferred, and (B) 100.

               Upon surrender of the certificate(s) representing shares of Series BB Preferred that are the subject of repurchase, duly endorsed (or otherwise in proper form for transfer, as determined by the Corporation), in the manner and at the place designated in the Repurchase Notice and on the Repurchase Date, the full repurchase price for such shares will be paid in cash to the person or entity whose name appears on such certificate(s) as the owner thereof, and each surrendered certificate will be canceled and retired. In the event that fewer than all of the shares represented by any one certificate are repurchased, a new certificate will be issued representing the unrepurchased shares. On and after the Repurchase Date, unless the Corporation defaults in the payment in full of the applicable repurchase price, dividends on the Series BB Preferred to be repurchased will cease to accumulate, and all rights of the holders thereof will terminate with respect thereto on the Repurchase Date, other than the right to receive the repurchase price, provided, however, that if a Repurchase Notice has been given as provided in Section 2.9.7(a) and the funds necessary for repurchase (including an amount in cash in respect of all dividends that will accumulate to the Repurchase Date) have been irrevocably deposited in trust with a bank having an aggregate shareholders' equity of at least $5.0 billion for the equal and ratable benefit of all holders of shares of Series BB Preferred that are to be repurchased, then, at the close of business on the day on which such funds are deposited in trust, dividends on the Series BB Preferred to be repurchased will cease to accumulate and the holders thereof will cease to be shareholders of the Corporation and be entitled only to receive the repurchase price.

               (b) A "Change in Control" will be deemed to occur upon the
                      -----------------
     occurrence of (1) the MEI Affiliates ceasing to be the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of 50% or more of the
                                   ------------
     combined voting power of the Corporation's then-outstanding voting securities entitled to vote generally in the election of directors ("Voting
                                                                          ------
     Stock"), whether directly by a stock sale or indirectly through a merger,
     -----
     consolidation, recapitalization or similar transaction; (2) the adoption of a plan of liquidation or distribution by the Corporation; (3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole to any "person" (as such term is used in
     Section 13(d)(3) of the Exchange Act); or (4) the first day after the Initial Issuance on which a majority of the members of the Board are not Continuing Directors; provided, however, that no event described above will constitute a "Change in Control" if the transaction that would otherwise constitute a "Change in Control" has received Series BB Approval prior to the consummation of such transaction. As used herein, "MEI Affiliate"
                                                             -------------
     means, collectively, MEI Holdings, L.P., SZ Capital, L.P., each a Delaware limited partnership, and any person that directly, or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such entities, and "Continuing Directors" means, as of
                                              --------------------
     any date of determination, any member of the Board who (i) was a member of such Board on the Initial Issuance Date, (ii) was nominated for election or elected to the Board with the approval of a majority of the Continuing Directors who were members of the Board at the time of such nomination or election or (iii) is an MEI Affiliate or was nominated for election or elected to the Board by an MEI Affiliate.

               2.9.8. Fractional Shares.  Series BB Preferred may be issued in
                      -----------------
     fractions of a share which will entitle the holder, in proportion to such holder's fractional shares, to receive dividends, participate in distributions, vote and to have the benefit of all other rights of holders of Series BB Preferred.

               2.9.9. Rank.  The Series BB Preferred will rank senior as to all
                      ----
     capital stock of the Corporation other than the Series AA Preferred, including all Series BB Junior Stock, in each case as to (i) the payment of dividends or other distributions, (ii) the redemption of any shares of the Corporation's capital stock or (iii) distributions upon liquidation, dissolution or winding up of the Corporation.

               2.9.10.Notice to Holders.  Any notice given by the Corporation
                      -----------------
     to holders of record of Series BB Preferred will be effective if addressed to such holders at their last addresses as shown on the stock books of the Corporation and deposited in the U.S. mail, sent first-class, and will be conclusively presumed to have been duly given, whether or not the holder of the Series BB Preferred receives such notice.

               2.9.11.Certain Limitations.  Notwithstanding any other
                      -------------------
     provision in the Charter or applicable law to the contrary, (a) the vote of any holder of Series BB Preferred will not be affected by any direct or indirect interest of the holder or any affiliate or associate or other person or entity in the matter under consideration or any other matter, (b) holders of Series BB Preferred will have only the rights and duties set forth herein and will have no fiduciary or similar rights and duties, and
     (c) no holder of Series BB Preferred or any affiliate or associate thereof will have any liabilities or obligations to any other person or entity, including without limitation any other holder of Series BB Preferred or any other class or series of capital stock of the Corporation, by reason of the giving or withholding of any vote or consent hereunder or otherwise, it being the expectation and intention that such vote or consent will be so given or withheld in the sole discretion of such holder regardless of the effect thereof on any other person or entity.

               2.9.12.Contractual Rights of Holders. The various provisions
                      -----------------------------
     set forth herein for the benefit of the holders of the Series BB Preferred will be deemed contract rights enforceable by them, including without limitation, by one or more actions for specific performance.

               2.9.13.Rule 144A Information Requirement.  For so long as any
                      ---------------------------------
     shares of Series BB Preferred remain outstanding, the Corporation shall make available, upon the request of any holder of Series BB Preferred, to such holder or beneficial owner or prospective purchaser of Series BB Preferred, in connection with any proposed sale thereof, the information required to be delivered pursuant to Rule 144A under the Securities Act."

                                      III.

     All other provisions of the Articles of Incorporation shall remain in full force and effect.

                                      IV.

     This Amendment to the Articles of Incorporation was duly adopted on June 30, 1999 by the Board of Directors of the Corporation without shareholder approval (which was not required) in accordance with the provisions of Section 14-2-602(d) of the Code.



               [Remainder of this Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to the Articles of Incorporation to be executed by its duly authorized officer as of the ____ day of July, 1999.



                           By:
                              ----------------------------
                           Name:
                           Title:

                         REGISTRATION RIGHTS AGREEMENT
                         -----------------------------


         This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made and
                                                   ---------
entered into as of July 20, 1999, by and between MALIBU ENTERTAINMENT WORLDWIDE, INC., a Georgia corporation (the "Company"), PARTNERSHIP ACQUISITION TRUST V, a
                                  -------
Delaware business trust (the "Purchaser").
                              ---------

                                    RECITALS
                                    --------

         The parties hereto have entered into, or are equity owners in entities that have entered into, other agreements which contemplate, among other things, the execution and delivery of this Agreement by the parties hereto.

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

     1.  Definitions.  For purposes of this Agreement, the following terms have
         -----------
the following meanings when used herein with initial capital letters:

     (a) "Advice" has the meaning set forth in Section 6 hereof.
          ------

     (b) "Business Day" means any day other than a Saturday, Sunday or any other
          ------------
day on which national banks in Dallas, Texas are not open for business.

     (c) "Common Stock" means the Common Stock, no par value, of the Company.
          ------------

     (d) "Demand Notice" has the meaning set forth in Section 3 hereof.
          -------------

     (e) "Demand Registration" has the meaning set forth in Section 3 hereof.
          -------------------

     (f) "Losses" has the meaning set forth in Section 8 hereof.
          ------

     (g) "Other Equity Securities" means any shares of capital stock of the
          ------------------------
Company and any other securities issued by the Company that are exercisable to purchase, convertible into, or exchangeable for shares of capital stock of the Company that are owned by any party hereto (other than the Company) or any affiliate of any party hereto (other than the Company), whether acquired prior to, on or after the date hereof.

     (h) "Piggyback Registration" has the meaning set forth in Section 4 hereof.
          ----------------------

     (i) "Prospectus" means the prospectus included in any Registration
          ----------
Statement (including without limitation a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

     (j) "Registrable Securities" means the Securities and all Other Equity
          ----------------------
Securities, upon the respective original issuance thereof, and at all times subsequent thereto, until, in the case of any such security, (i) it is effectively registered under the Securities Act and disposed of in accordance with the Registration Statement covering it, (ii) it is saleable by the holder thereof pursuant to Rule 144(k), or (iii) it is actually distributed to the public pursuant to Rule 144; provided, however, "Registrable Securities" shall not include any equity or debt securities of the Company held by any other holders of Company Securities that are not party to this Agreement.

     (k) "Registration Expenses" has the meaning set forth in Section 7 hereof.
          ---------------------

     (l) "Registration Statement" means any registration statement of the
          ----------------------
Company under the Securities Act that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the related Prospectus, all amendments and supplements to such registration statement (including post-effective amendments), all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

     (m) "Rule 144" means Rule 144 under the Securities Act, as such rule may be
          --------
amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

     (n) "SEC" means the Securities and Exchange Commission.
          ---

     (o) "Securities" means all Series BB Preferred Shares held by the Purchaser
          ----------
or its designee and all shares of Common Stock held by the Purchaser or its designee.

     (p) "Securities Act" means the Securities Act of 1933, as amended.
          --------------

     (q) "Series BB Preferred Shares" means shares of Series BB Preferred Stock,
          --------------------------
no par value, of the Company having the terms set forth in the Articles of Amendment to the Articles of Incorporation of Malibu Entertainment Worldwide, Inc. filed with the Secretary of State of the State of Georgia on July ____, 1999.

     (r) "Special Counsel" has the meaning set forth in Section 7(b) hereof.
          ---------------

     (s) "Underwritten registration" or "underwritten offering" means a
          -------------------------      ---------------------
distribution, registered pursuant to the Securities Act, in which securities of the Company are sold to an underwriter for reoffering to the public.

     2.  Holders of Registrable Securities.  Whenever a number or percentage of
         ---------------------------------
Registrable Securities is to be determined hereunder, each then-outstanding Other Equity Security that is exercisable to purchase, convertible into, or exchangeable for shares of capital stock of the Company will be deemed to be equal to the number of shares of Common Stock that would be issued upon the conversion, exercise or exchange of such Other Equity Security (or any security into which such Other Equity Security is then convertible) at such time (regardless of whether such Other Equity Security is actually then convertible, exercisable or exchangeable).

     3.  Demand Registration.
         -------------------

     (a) Requests for Registration.  At any time and from time to time after the
         -------------------------
date hereof, the holders of Registrable Securities constituting at least 25% of the total number of a class or series of Registrable Securities then outstanding will have the right by written notice delivered to the Company (a "Demand
                                                                   ------
Notice"), to require the Company to register (a "Demand Registration") under and
                                                 -------------------
in accordance with the provisions of the Securities Act the number of Registrable Securities requested to be so registered (but not less than 15% of the total number of such class or series of Registrable Securities then outstanding); provided, however, that no Demand Notice may be given prior to 4
              --------  -------
months after the effective date of the immediately preceding Demand Registration, if any.

         The number of Demand Registrations pursuant to this Section 3(a) shall not exceed three for each class or series of Registrable Securities; provided,
                                                                     --------
however, that in determining the number of Demand Registrations to which the
-------
holders of Registrable Securities are entitled there shall be excluded (1) any Demand Registration that is an underwritten registration if the managing underwriter or underwriters advise the holders of Registrable Securities that the total number of Registrable Securities requested to be included therein exceeds the number of Registrable Securities that can be sold in such offering in accordance with the provisions of this Agreement without materially and adversely affecting the success of such offering and, as a result thereof, less than the total number of Registrable Securities requested for inclusion are included in such Demand Registration or such holders, upon receiving such advice from the managing underwriter or underwriters, elect not to proceed with such Demand Registration, and (2) any Demand Registration that does not become effective or is not maintained effective for the period required pursuant to
Section 3(b) hereof, unless in the case of this clause (2) such Demand Registration does not become effective after being filed by the Company solely by reason of the refusal to proceed by the holders of Registrable Securities unless (i) the refusal to proceed is based upon the advice of counsel relating to a matter with respect to the Company, or (ii) the holders of the Registrable Securities elect to pay all Registration Expenses in connection with such Demand Registration.

     (b) Filing and Effectiveness.  The Company will file a Registration
         ------------------------
Statement relating to any Demand Registration within 60 calendar days, and will use its best efforts to cause the same to be declared effective by the SEC within 120 calendar days, of the date on which the holders of Registrable Securities first give the Demand Notice required by Section 3(a) hereof with respect to such Demand Registration.

         All requests made pursuant to this Section 3 will specify the number of Registrable Securities to be registered and will also specify the intended methods of disposition thereof; provided, that if the holder demanding such
                                --------
registration specifies
one particular type of underwritten offering, such method of disposition shall be such type of underwritten offering or a series of such underwritten offerings (as such demanding holders of Registrable Securities may elect) during the period during which the Registration Statement is effective.

          If any Demand Registration is requested to be effected as a "shelf" registration by the holders of Registrable Securities demanding such Demand Registration, the Company will keep the Registration Statement filed in respect thereof effective for a period of up to 12 months from the date on which the SEC declares such Registration Statement effective (subject to extension pursuant to Sections 5 and 6 hereof) or such shorter period that will terminate when all Registrable Securities covered by such Registration Statement have been sold pursuant to such Registration Statement or have otherwise ceased to be Registrable Securities.

          Within ten calendar days after receipt of such Demand Notice, the Company will serve written notice thereof (the "Notice") to all other holders of
                                                ------
Registrable Securities and will, subject to the provisions of Section 3(c) hereof, include in such registration all Registrable Securities with respect to which the Company receives written requests for inclusion therein within 20 calendar days after the receipt of the Notice by the applicable holder.

          The holders of Registrable Securities will be permitted to withdraw Registrable Securities from a Registration at any time prior to the effective date of such Registration provided the remaining number of Registrable
                          --------
Securities subject to a Demand Notice is at least 15% of the total number of Registrable Securities then outstanding.

     (c)  Priority on Demand Registration.  If any of the Registrable Securities
          -------------------------------
registered pursuant to a Demand Registration are to be sold in one or more firm commitment underwritten offerings, the Company may also provide written notice to other holders of its equity securities (other than Registrable Securities), if any, who have piggyback registration rights with respect thereto and will permit all such other holders who request to be included in the Demand Registration to include any or all equity securities held by such other holders in such Demand Registration on the same terms and conditions as the Registrable Securities. Notwithstanding the foregoing, if the managing underwriter or underwriters of the offering to which such Demand Registration relates advises the holders of Registrable Securities that the total amount of Registrable Securities and securities that such other equity security holders intend to include in such Demand Registration is in the aggregate such as to materially and adversely affect the success of such offering, then (i) first, the amount of securities to be offered for the account of the holders of such other equity securities will be reduced, to zero if necessary (pro rata among such other
                                                  --- ----
holders on the basis of the amount of such other securities to be included therein by each such holder), and (ii) second, the number of Registrable Securities included in such Demand Registration will, if necessary, be reduced and there will be included in such firm commitment underwritten offering only the number of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold without materially and adversely affecting the success of such offering, allocated pro rata among the holders of
                                                  --- ----
Registrable Securities on the
basis of the amount of Registrable Securities to be included therein by each such holder.

     (d) Postponement of Demand Registration.  The Company will be entitled to
         -----------------------------------
postpone the filing period (or suspend the effectiveness) of any Demand Registration for a reasonable period of time not in excess of 90 calendar days, if the Company determines, in the good faith exercise of its reasonable business judgment, that such registration and offering could materially interfere with bona fide financing plans of the Company or would require disclosure of
---- ----
information, the premature disclosure of which could materially and adversely affect the Company. If the Company postpones the filing of a Registration Statement, it will promptly notify the holders of Registrable Securities in writing when the events or circumstances permitting such postponement have ended.

     4.  Piggyback Registration.
         ----------------------

     (a) Right to Piggyback.  If at any time the Company proposes to file a
         ------------------
registration statement under the Securities Act with respect to an offering of any class of equity securities (other than a registration statement (i) on Form S-4, S-8 or any successor form thereto or (ii) filed solely in connection with an offering made solely to employees of the Company), whether or not for its own account, then the Company will give written notice of such proposed filing to the holders of Registrable Securities at least 10 calendar days before the anticipated filing date. Such notice will offer such holders the opportunity to register such amount of Registrable Securities as each such holder may request (a "Piggyback Registration"). Subject to Section 4(b) hereof, the Company will
    ----------------------
include in each such Piggyback Registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein. The holders of Registrable Securities will be permitted to withdraw all or part of the Registrable Securities from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration.

     (b) Priority on Piggyback Registrations.  The Company will cause the
         -----------------------------------
managing underwriter or underwriters of a proposed underwritten offering to permit holders of Registrable Securities requested to be included in the registration for such offering to include therein all such Registrable Securities requested to be so included on the same terms and conditions as any similar securities, if any, of the Company included therein. Notwithstanding the foregoing, if the managing underwriter or underwriters of such offering deliver an opinion to the holders of Registrable Securities to the effect that the total amount of securities which such holders, the Company and any other persons having rights to participate in such registration propose to include in such offering is such as to materially and adversely affect the success of such offering, then:

          (i) if such registration is a primary registration on behalf of the Company, the amount of securities to be included therein (x) for the account of holders of Registrable Securities on the one hand (allocated pro rata among such
                                                             --- ----
holders on the basis of the Registrable Securities requested to be included therein by each such holder), and (y) for the account of all such other persons (exclusive of the Company), on the other hand, will be reduced (to zero if necessary) pro rata in proportion to the respective amounts of securities
           --------
requested to be included therein to the extent necessary to reduce the total amount of securities to be included in such offering to the amount recommended by such managing underwriter or underwriters; and

          (ii) if such registration is an underwritten secondary registration on behalf of holders of securities of the Company other than Registrable Securities, the Company will include therein: (x) first, up to the full number of securities of such persons exercising "demand" registration rights that in the opinion of such managing underwriter or underwriters can be sold or allocated among such holders as they may otherwise so determine, and (y) second, the amount of Registrable Securities and securities proposed to be sold by any other person in excess of the amount of securities such persons exercising "demand" registration rights propose to sell that, in the opinion of such managing underwriter or underwriters, can be sold (allocated pro rata among the
                                                             --- ----
holders of such Registrable Securities and such other persons on the basis of the dollar amount of securities requested to be included therein).

     5.  Restrictions on Sale by Holders of Registrable Securities.  Each holder
         ---------------------------------------------------------
of Registrable Securities whose Registrable Securities are covered by a Registration Statement filed pursuant to Section 3 or Section 4 hereof and declared effective by the SEC, agrees and will confirm such agreement in writing, if such holder is so requested (pursuant to a timely written notice) by the managing underwriter or underwriters in an underwritten offering, not to effect any public sale or distribution of any of the Company's equity securities (except as part of such underwritten offering), including a sale pursuant to Rule 144, during the 10-calendar day period prior to, and during the 90-calendar day period (or such longer period as any managing underwriter or underwriters may reasonably request in connection with any underwritten public offering) beginning on, the closing date of each underwritten offering made pursuant to such Registration Statement. If a request is made pursuant to this Section 5, the time period during which a Demand Registration (if a shelf registration) is required to remain continuously effective pursuant to Section 3(b) will be extended by 100 calendar days or such shorter period that will terminate when all such Registrable Securities not so included have been sold pursuant to such Registration Statement.

     6.  Registration Procedures.  In connection with the Company's registration
         -----------------------
obligations pursuant to Sections 3 and 4 hereof, the Company will effect such registrations to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company will as expeditiously as possible:

     (a) Prepare and file with the SEC a Registration Statement or Registration Statements on any appropriate form under the Securities Act available for the sale of the Registrable Securities by the holders thereof in accordance with the intended method or methods of distribution thereof, and cause each such Registration Statement to become effective and remain effective as provided herein; provided, however, that before filing a Registration Statement or
        --------  -------
Prospectus or any amendments or supplements thereto (including documents that would be incorporated or deemed to be incorporated therein by reference) the Company will furnish to the holders of the Registrable Securities covered by such Registration Statement, the Special Counsel and the managing underwriters, if any, copies of all such documents proposed to be filed, which documents will be subject to the review of such holders, the Special Counsel and such underwriters, and the Company will not file any such Registration Statement or amendment thereto or any Prospectus or any supplement thereto (including such documents which, upon filing, would or would be incorporated or deemed to be incorporated by reference therein) to which the holders of a majority of the Registrable Securities covered by such Registration Statement, the Special Counsel or the managing underwriter, if any, shall reasonably object on a timely basis.

     (b) Prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective for the applicable period specified in Section 3; cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement as so amended or to such Prospectus as so supplemented.

     (c) Notify the selling holders of Registrable Securities, the Special Counsel and the managing underwriters, if any, promptly, and (if requested by any such person) confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iv) if at any time the representations and warranties of the Company contained in any agreement contemplated by Section 6(n) hereof (including any underwriting agreement) cease to be true and correct, (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (vi) of the occurrence of any event which makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or which requires the making of any changes in a Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated or is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

     (d) Use every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable securities for sale in any jurisdiction, at the earliest possible moment.

     (e) If requested by the managing underwriters, if any, or the holders of a majority of the Registrable Securities being registered, (i) promptly incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters, if any, and such holder agree should be included therein as may be required by applicable law and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as practicable after the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment; provided, however, that the Company will not be required to take any
           --------  -------
actions under this Section 6(e) that are not, in the opinion of counsel for the Company, in compliance with applicable law.

     (f) Furnish to each selling holder of Registrable Securities, the Special Counsel and each managing underwriter, if any, without charge, at least one conformed copy of the Registration Statement and any post-effective amendment thereto, including financial statements (but excluding schedules, all documents incorporated or deemed incorporated therein by reference and all exhibits, unless requested in writing by such holder, counsel or underwriter).

     (g) Deliver to each selling holder of Registrable Securities, the Special Counsel and the underwriters, if any, without charge, as many copies of the Prospectus or Prospectuses relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such persons may reasonably request; and the Company hereby consents to the use of such Prospectus or each amendment or supplement thereto by each of the selling holders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto.

     (h) Prior to any public offering of Registrable Securities, to register or qualify or cooperate with the selling holders of Registrable Securities, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions within the United States as any seller or underwriter reasonably requests in writing; keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdiction of the Registrable Securities covered by the applicable Registration Statement; provided, however that the Company will not be required
                        --------  -------
to (i) qualify generally to do business in any jurisdiction in which it is not then so qualified or (ii) take any action that would subject it to general service of process in any such jurisdiction in which it is not then so subject.

     (i) Cooperate with the selling holders of Registrable Securities and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, which certificates will not bear any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters, if any, shall request at least two Business Days prior to any sale of Registrable securities to the underwriters.

     (j) Cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities within the United States except as may be required solely as a consequence of the nature of such selling holder's business, in which case the Company will cooperate in all reasonable respects with the filing of such Registration Statement and the granting of such approvals as may be necessary to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities.

     (k) Upon the occurrence of any event contemplated by Section 6(c)(vi) or 6(c)(vii) hereof, prepare a supplement or post-effective amendment to each Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (l) Use its best efforts to cause all Registrable Securities covered by such Registration Statement to be, at the Company's option (i) listed on each securities exchange, if any, on which similar securities issued by the Company are then listed or, if no similar securities issued by the Company are then so listed, on the New York Stock Exchange or another national securities exchange if the securities qualify to be so listed or (ii) authorized to be quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ")
                                                                        ------
or the National Market System of NASDAQ if the securities qualify to be so quoted; in each case, if requested by the holders of a majority of the Registrable Securities covered by such Registration statement or the managing underwriters, if any.

     (m) Prior to the effective date of the first Demand Registration or the first Piggyback Registration, whichever shall occur first, (i) engage an appropriate transfer agent and provide the transfer agent with printed certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company and (ii) provide a CUSIP number for the Registrable Securities.

     (n) Enter into such agreements (including, in the event of an underwritten offering, an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and take all such other actions in connection therewith (including those requested by the holders of a majority of the Registrable Securities being sold or, in the event of an underwritten offering, those requested by the managing underwriters) in order to expedite or facilitate the disposition of such Registrable Securities and in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration, (i) make such representations and warranties to the holders of such Registrable Securities and the underwriters, if any, with respect to the business of the Company and its subsidiaries, the Registration Statement, Prospectus and documents incorporated by reference or deemed incorporated by reference, if any, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings and confirm the same if and when requested; (ii) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any) addressed to each of the underwriters, if any, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such underwriters, including without limitation the matters referred to in Section 6(n)(i) hereof;
(iii) use its best efforts to obtain "comfort" letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data is, or is required to be, included in the Registration Statement), addressed to each of the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "comfort" letters in connection with underwritten offerings; and (iv) deliver such documents and certificates as may be reasonably requested by the holders of a majority of the Registrable Securities being sold, the Special Counsel and the managing underwriters, if any, to evidence the continued validity of the representations and warranties of the Company and its subsidiaries made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in the underwriting agreement or similar agreement entered into by the Company. The foregoing actions will be taken in connection with each closing under such underwriting or similar agreement as and to the extent required thereunder.

     (o) Make available for inspection by a representative of the holders of Registrable Securities being sold, any underwriter participating in any disposition of Registrable Securities, and any attorney or accountant retained by such selling holders or underwriter, all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and cause the officers, directors and employees of the Company and its subsidiaries to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement; provided however, that any records, information or
                        -------- -------
documents that are designated by the Company in writing as confidential at the time of delivery of such records, information or documents will be kept confidential by such persons unless (i) such records, information or documents are in the public domain or otherwise publicly available, (ii) disclosure of such records, information or documents is required by court or administrative order or is necessary to respond to inquiries of regulatory authorities, or
(iii) disclosure of such records, information or documents, in the opinion of counsel to such person, is otherwise required by law (including, without limitation, pursuant to the requirements of the Securities Act).

     (p) Comply with all applicable rules and regulations of the SEC and make generally available to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) no later than 45 calendar days after the end of any 12-month period (or 90 calendar days after the end of any 12-month period if such period is a fiscal year) (i) commencing at the end of any fiscal quarter in which

Registrable Securities are sold to underwriters in a firm commitment or best efforts underwritten offering, and (ii) if not sold to underwriters in such an offering, commencing on the first day of the first fiscal quarter of the Company, after the effective date of a Registration Statement, which statements shall cover said 12-month period.

     (q) Cooperate with any reasonable request by holders of a majority of the Registrable Securities offered for sale, including by ensuring participation by the executive management of the Company in road shows, so long as such participation does not materially interfere with the operation of the Company's business.

         The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding the distribution of such Registrable Securities as the Company may, from time to time, reasonably request in writing and the Company may exclude from such registration the Registrable Securities of any seller who unreasonably fails to furnish such information within a reasonable time after receiving such request.

         Each holder of Registrable Securities will be deemed to have agreed by virtue of its acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in Section 6(c)(ii), 6(c)(iii), 6(c)(v), 6(c)(vi) or 6(c)(vii) hereof, such holder will forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until such holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 6(k) hereof, or until it is advised in writing (the "Advice") by the Company
                                                     ------
that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus. In the event the Company shall give any such notice, the time period prescribed in Section 3(a) hereof will be extended by the number of days during the time period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement shall have received (x) the copies of the supplemented or amended Prospectus contemplated by Section 6(k) hereof or (y) the Advice.

     7.  Registration Expenses.
         ---------------------

     (a) All Registration Expenses will be borne by the Company whether or not any of the Registration Statements become effective. "Registration Expenses"
                                                       ---------------------
will mean all fees and expenses incident to the performance of or compliance with this Agreement by the Company, including, without limitation, (i) all registration and filing fees (including without limitation fees and expenses (x) with respect to filings required to be made with the National Association of Securities Dealers, Inc. and (y) of compliance with securities or "blue sky"
laws), (ii) printing expenses (including without limitation expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing prospectuses if the printing of prospectuses is requested by the holders of a majority of the Registrable Securities included in any Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company and the Special Counsel for the sellers of the Registrable Securities, (v) fees and disbursements of all independent certified public accountants referred to in Section 6(n)(iii) hereof (including the expenses of any special audit and "comfort" letters required by or incident to such performance), (vi) fees and expenses of any "qualified independent underwriter" or other independent appraiser participating in an offering pursuant to Section 3 of Schedule E to the By-laws of the National Association of Securities Dealers, Inc., (vii) Securities Act liability insurance if the Company so desires such insurance, and (viii) fees and expenses of all other persons retained by the Company, provided, however, that
                                              --------  -------
Registration Expenses will not include fees and expenses of counsel for the holders of Registrable Securities other than as provided below in Section 7(b) nor shall it include underwriting discounts and commissions relating to the offer and sale of Registrable Securities, all of which shall be borne by such holders. In addition, the Company will pay its internal expenses (including without limitation all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which similar securities issued by the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company.

     (b) In connection with any Demand Registration or Piggyback Registration hereunder, the Company will reimburse the holders of the Registrable Securities being registered in such registration for the reasonable fees and disbursements of not more than one counsel (the "Special Counsel"), chosen by the holders of a
                                   ---------------
majority of the Registrable Securities being registered.

     8.  Indemnification.
         ---------------

     (a) Indemnification by the Company.  The Company will, without limitation
         ------------------------------
as to time, indemnify and hold harmless, to the fullest extent permitted by law, each holder of Registrable Securities registered pursuant to this Agreement, the officers, directors and agents and employees of each of them, each person who controls such holder (within the meaning of Section 15 of the Securities Act or
Section 20 of the Exchange Act) and the officers, directors, agents and employees of any such controlling person, from and against all losses, claims, damages, liabilities, costs (including without limitation the costs of investigation and attorneys' fees) and expenses (collectively, "Losses"), as
                                                                ------
incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or form of Prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based solely upon information furnished in writing to the Company by such holder expressly for use therein; provided, however, that the Company will not be
                           --------  -------
liable to any holder of Registrable Securities to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus if either (A) (i) such holder failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale by such holder of a Registrable Security to the person asserting the claim from which such Losses arise and (ii) the Prospectus would have completely corrected such untrue statement or alleged untrue statement or such omission or alleged omission; or
(B) such
untrue statement or alleged untrue statement, omission or alleged omission is completely corrected in an amendment or supplement to the Prospectus previously furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplemented, and such holder thereafter fails to deliver such Prospectus as so amended or supplemented prior to or concurrently with the sale of a Registrable Security to the person asserting the claim from which such Losses arise.

          The rights of any holder of Registrable Securities hereunder will not be exclusive of the rights of any holder of Registrable Securities under any other agreement or instrument of any holder of Registrable Securities to which the Company is a party. Nothing in such other agreement or instrument will be interpreted as limiting or otherwise adversely affecting a holder of Registrable Securities hereunder and nothing in this Agreement will be interpreted as limiting or otherwise adversely affecting the holder of Registrable Securities' rights under any such other agreement or instrument, provided, however, that no Indemnified Party will be entitled hereunder to recover more than its indemnified Losses.

     (b) Indemnification by Holders of Registrable Securities.  In connection
         ----------------------------------------------------
with any Registration Statement in which a holder of Registrable Securities is participating, such holder of Registrable Securities will furnish to the Company in writing such information as the Company reasonably requests for use in connection with any Registration Statement or Prospectus and will severally indemnify, to the fullest extent permitted by law, the Company, its directors and officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange
Act), and the directors, officers, agents or employees of such controlling persons, from and against all Losses arising out of or based upon (i) any untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary prospectus or arising out of or based upon any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such holder to the Company expressly for use in such Registration Statement or Prospectus and was relied upon by the Company in the preparation of such Registration Statement, Prospectus or preliminary prospectus and (ii) the failure of such holder of Registrable Securities to deliver such Prospectus as so amended or supplemented prior to or concurrently with the sale of a Registrable Security to the person asserting the claim from which such Losses arise. In no event will the liability of any selling holder of Registrable Securities hereunder be greater in amount than the dollar amount of the proceeds (net of payment of all expenses and underwriter's discounts and commissions) received by such holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

     (c) Conduct of Indemnification Proceedings.  If any person shall become
         --------------------------------------
entitled to indemnity hereunder (an "indemnified party"), such indemnified party
                                     -----------------
shall give prompt notice to the party from which such indemnity is sought (the "indemnifying party") of any claim or of the commencement of any action or
-------------------
proceeding with respect to which such indemnified party seeks indemnification or contribution pursuant hereto; provided, however, that the failure to so notify
                              --------  -------
the indemnifying party will not relieve the indemnifying party from any obligation or liability except to the extent that the indemnifying party has been prejudiced materially by such failure. All fees and expenses (including any fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) will be paid to the indemnified party, as incurred, within five calendar days of written notice thereof to the indemnifying party (regardless of whether it is ultimately determined that an indemnified party is not entitled to indemnification hereunder). The indemnifying party will not consent to entry of any judgment or enter into any settlement or otherwise seek to terminate any action or proceeding in which any indemnified party is or could be a party and as to which indemnification or contribution could be sought by such indemnified party under this Section 8, unless such judgment, settlement or other termination includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release, in form and substance satisfactory to the indemnified party, from all liability in respect of such claim or litigation for which such indemnified party would be entitled to indemnification hereunder.

     (d) Contribution.  If the indemnification provided for in this Section 8 is
         ------------
unavailable to an indemnified party under Section 8(a) or 8(b) hereof in respect of any Losses or is insufficient to hold such indemnified party harmless, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, will, jointly and severally, contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party or indemnifying parties, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such indemnifying party or indemnifying parties, on the one hand, and such indemnified party, on the other hand, will be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or related to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses will be deemed to include any legal or other fees or expenses incurred by such party in connection with any action or proceeding.

         The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata
                                                              --- ----
allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provision of this Section 8(d), an indemnifying party that is a selling holder of Registrable Securities will not be required to contribute any amount in excess of the amount by which the proceeds actually received by such indemnifying party from the sale of Registrable Securities exceeds the amount of any damages which such indemnifying party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         The indemnity, contribution and expense reimbursement obligations of the Company hereunder will be in addition to any liability the Company may otherwise have hereunder or otherwise. The provisions of this Section 8 will survive so long as Registrable Securities remain outstanding, notwithstanding any transfer of the Registrable Securities by any holder thereof or any termination of this Agreement.

     9.  Rules 144 and 144A.  The Company will file the reports required to be
         ------------------
filed by it under the Securities Act and the Exchange Act in a timely manner, and will cooperate with any holder of Registrable Securities (including without limitation by making such representations as any such holder may reasonably request), all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitations of the exemptions provided by Rules 144 and 144A (including, without limitation, the requirements of Rule 144A(d)(4)). Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such filing requirements. Notwithstanding the foregoing, nothing in this Section 9 will be deemed to require the Company to register any of its securities under any section of the Exchange Act.

     10.  Underwritten Registrations.  If any of the Registrable Securities
          --------------------------
covered by any Demand Registration are to be sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will manage the offering will be selected by the holders of Registrable Securities that gave the Demand Notice with respect to such offering; provided, that such
                                                           --------
investment banker or manager shall be reasonably satisfactory to the Company.
If any Piggyback Registration is an underwritten offering, the Company will have the right to select the investment banker or investment bankers and managers to administer the offering.

     11. Miscellaneous.
         -------------

     (a) Remedies.  In the event of a breach by the Company of its obligations
         --------
under this Agreement, each holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it will waive the defense that a remedy at law would be adequate.

     (b) No Inconsistent Agreements.  Except for (i) the Registration Rights
         --------------------------
Agreement, dated August 28, 1996, between the Company and MEI Holdings, L.P. (the "First MEI Agreement"), (ii) the Registration Rights Agreement, dated July
      -------------------
20, 1999, between the Company and MEI Holdings, L.P. (the "Second MEI
                                                           ----------
Agreement") and (iii) the Registration Rights Agreement, dated July 20, 1999, between the Company and SZ Capital, L.P. (the "SZ Agreement"), the Company has
                                               ------------
not entered, as of the date hereof, and will not enter, on or after the date hereof, into any agreement with respect to its securities which is inconsistent with the rights granted to the holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof and, in addition thereto, without the written consent of the holders of a majority of the then-outstanding Registrable Securities, the Company will not grant to any person the right to request the Company to register any securities of the Company under the Securities Act unless the rights so granted are subject to the prior rights of the holders of Registrable Securities set forth herein, and, if exercised, would not otherwise conflict or be inconsistent with the provisions of, this Agreement. This Agreement, the First MEI Agreement, the Second MEI Agreement and the SZ Agreement will be deemed to be independent agreements and no limitation or restriction contained in this Agreement will be deemed to conflict with, limit or restrict the rights of MEI Holdings, L.P. under the First MEI Agreement or the Second MEI Agreement or the rights of SZ Capital, L.P. under the SZ Agreement and no limitation or restriction contained in this Agreement will be deemed to conflict with, limit or restrict the rights of the Purchaser under this Agreement.

     (c) Amendments and Waivers.  The provisions of this Agreement, including
         ----------------------
the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of holders of a majority of the then-outstanding Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of holders of Registrable Securities whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other holders of Registrable Securities may be given by holders of at least 51% of the Registrable Securities being sold by such holders; provided, however, that the
                                                   --------  -------
provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

     (d) Notices.  All notices and other communications provided for or
         -------
permitted hereunder shall be made in writing and will be deemed given (i) when made, if made by hand delivery, (ii) upon confirmation, if made by fax, or (iii) one Business Day after being deposited with a reputable next-day courier, postage prepaid, to the parties as follows:

          (x) if to the Company, initially at 717 North Harwood, Suite 1640, Dallas, Texas 75201, Fax Number (214) 210-8702, Attention: Chief Executive Officer, and thereafter at such other address, notice of which is given to the holders of Registrable Securities in accordance with the provisions of this Section 11(d), with a copy to Munsch Hardt Kopf & Harr, P.C., 4000 Fountain Place, 1445 Ross Avenue, Dallas, Texas 75201, Fax Number (214) 855-7584, Attention: William T. Cavanaugh, Jr., Esq.;

          (y) if to Purchaser, initially at 2 World Financial Center, Building B, 21st Floor, New York, New York 10281, Fax Number (212) 667-1861,
     Attention: Timothy Mackey, and thereafter at such other address, notice of which is given in accordance with the provisions of Section 11(d), with a copy to Dechert Price & Rhoads, 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, Pennsylvania 19103, Fax Number (215) 994-5106, Attention:
     David W. Forti, Esq.; and

          (z) if to any other holder of Registrable Securities, at the most current address given by such holder to the Company in accordance with the provisions of this Section 11(d).

     (e) Owner of Registrable Securities.  The Company will maintain, or will
         -------------------------------
cause its registrar and transfer agent to maintain, a stock book with respect to the Common Stock, in which all transfers of Registrable Securities of which the Company has received notice will be recorded. The Company may deem and treat the person in whose name Registrable Securities are registered in the stock book of the Company as the owner thereof for all purposes, including without limitation the giving of notices under this Agreement.

     (f) Successors and Assigns.  This Agreement will inure to the benefit of
         ----------------------
and be binding upon the successors and permitted assigns of each of the parties and will inure to the benefit of each holder of any Registrable Securities. The Company may not assign its rights or obligations hereunder without the prior written consent of each holder of any Registrable Securities. The holders of the shares may assign the rights and obligations under this Agreement to any subsequent holder of such shares. Notwithstanding the foregoing, no transferee will have any of the rights granted under this Agreement (i) until such transferee shall have acknowledged its rights and obligations hereunder by a signed written statement of such transferee's acceptance of such rights and obligations or (ii) if the transferor notifies the Company in writing on or prior to such transfer that the transferee shall not have such rights.

     (g) Counterparts.  This Agreement may be executed in any number of
         ------------
counterparts and by the parties hereto in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same instrument.

     (h) Headings.  The headings in this Agreement are for convenience of
         --------
reference only and will not limit or otherwise affect the meaning hereof.

     (i) Governing Law.  THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN
         -------------
ACCORDANCE WITH THE LAWS OF THE STATE OF GEORGIA, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF GEORGIA, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

     (j) Severability.  If any term, provision, covenant or restriction of this
         ------------
Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein will remain in full force and effect and will in no way be affected, impaired or invalidated, and the parties hereto will use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

     (k) Entire Agreement.  This Agreement is intended by the parties as a final
         ----------------
expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the registration rights granted by the Company with respect to the Registrable Securities. This Agreement supersedes all prior agreements and understandings among the parties with respect to such registration rights.

     (l) Attorneys' Fees.  In any action or proceeding brought to enforce any
         ---------------
provision of this Agreement, or where any provision hereof is validly asserted as a defense, the prevailing party, as determined by the court, will be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

                    [REMAINDER OF PAGE INTENTIONALLY BLANK]

          IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date first written above.

                              Company:
                              -------

                              MALIBU ENTERTAINMENT WORLDWIDE, INC.,
                              a Georgia corporation


                              By: __________________________________
                              Name: ________________________________
                              Title: _______________________________


                              Purchaser:
                              ---------

                              PARTNERSHIP ACQUISITION TRUST V,
                              a Delaware business trust


                              By: __________________________________
                              Name: ________________________________
                              Title: _______________________________